QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY MAY 5, 2016

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 – 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 5, 2016, at 1:00 o'clock in the afternoon (MDT) for the following purposes:

  1.
  To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2015;

  2.
  To elect Directors for the ensuing year;

  3.
  To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;

  4.
  To consider, and if deemed appropriate, to pass an ordinary resolution approving all unallocated stock options pursuant to the Amended, Compiled and Restated Employee Stock Option Plan of the Corporation as set forth in the accompanying Information Circular;

  5.
  To consider and, if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying Information Circular, to approve a plan of arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta) (the "ABCA") in respect of a return of capital to Shareholders of the Corporation, which will be made through the distribution of PrairieSky Royalty Ltd. common shares ("PrairieSky Shares") held by the Corporation, in an amount to be determined by the Board of Directors, to the Shareholders of the Corporation but in an amount sufficient to distribute at least 0.02 of a PrairieSky Share for each common share of the Corporation (provided that Shareholders that would receive less than twenty (20) PrairieSky Shares will receive a cash payment in lieu) and a reduction of the stated capital of the Corporation as more fully described in the Information Circular;

  6.
  To vote, on an advisory basis, on the Corporation's approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and

  7.
  To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 16, 2016 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 5, 2016.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2015 proxy solicitation material.

    DATED at Calgary, Alberta, this 16th day of March 2016

BY ORDER OF THE BOARD OF DIRECTORS

Paul M. Mendes Vice-President, Legal, General Counsel and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED
(the "CORPORATION")

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY MAY 5, 2016 AT 1:00 P.M. (MDT)

AT THE METROPOLITAN CENTRE
333 - 4TH AVENUE S. W. CALGARY, ALBERTA

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2015, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.7225 and Pound Sterling was £0.4900. On December 31, 2015, the reported Bank of Canada noon rate for one U.S. dollar was Canadian $1.3840 and for one pound sterling was $2.0407.

 I.        INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation" or "Canadian Natural") for use at the 2016 Annual and Special Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 16, 2016.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2016 Annual and Special Meeting of the Shareholders of the Corporation will be held at the Metropolitan Centre, 333 – 4th Avenue S.W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 5, 2016 at 1:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent of the outstanding common shares of the Corporation (the "Common Shares") entitled to vote, present at the Meeting in person or by proxy, will constitute a quorum for the Meeting.

Who Can Vote at the Meeting

Anyone who holds Common Shares of the Corporation as a registered shareholder or a beneficial shareholder on March 16, 2016 (the "Record Date") is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 5, 2016 or any adjournment of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and not later than 5 days before the Meeting you request your name be included on the list of shareholders entitled to vote at the Meeting.

You as a shareholder have the right to designate a person or company (who need not be a shareholder of the Corporation) other than N. Murray Edwards and Steve W. Laut, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the Proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy.

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you can attend the Meeting and vote in person, or, appoint someone to vote at the Meeting on your behalf in the manner described above.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Information Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; or, 3) by internet by accessing the website address specified in the form of proxy.

Voting as Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your shares voted at the Meeting, you must provide instructions to the intermediary who is holding your shares on how you want your shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instruction by calling a toll free number or by internet by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, insert your name in the space provided on the Voting Instruction Form provided to you and sign and return it in accordance with the instructions provided. Do not otherwise complete the form, as you will be voting at the Meeting. When you arrive at the Meeting please register at the registration table.

In any case DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your shares at the Meeting.

How Your Shares Will Be Voted

Your shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your shares will be voted (i) in favour of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; (iii) in favour of the approval of all unallocated stock options pursuant to the Amended, Compiled and Restated Stock Option Plan of the Corporation; (iv) in favour of a plan of arrangement whereby the Corporation would cause the return of capital to its shareholders, and, (v) on the advisory vote, in favour of the Corporation's approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your shares voted, or, you decide to attend the Meeting and vote in person, you can revoke your proxy by personally attending at the Meeting and voting your shares, or, depositing another form of proxy with a later date. You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment; or, (b) depositing written notice with the Chair of such Meeting on the day of the Meeting prior to its commencement or adjournment.

The written notice revoking your proxy can be from you or your attorney, provided they have your written authorization. If the shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Information Circular and multiple proxy or Voting Instruction Forms if you hold your shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold shares. If you are a registered holder of record and you hold your shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder you are entitled to one vote for each Common Share you hold as at March 16, 2016 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or, (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation's transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

March 16, 2016 is the record date for determination of holders of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that they own such shares and requests not later than 5 days before the Meeting that their name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

As at March 16, 2016 the Corporation has 1,095,394,543 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than:

Capital Research Global Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	112,015,171 Common Shares	10.23%

BUSINESS OF THE MEETING

  Shareholders will be addressing six items at the Meeting:

  (1)
  Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2015.

  (2)
  Electing the directors of the Corporation to serve until the next annual meeting of shareholders.

  (3)
  Appointing the Auditors of the Corporation to serve until the next annual meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors remuneration.

  (4)
  Considering the approval of all unallocated stock options pursuant to the Corporation's Amended, Compiled and Restated Employee Stock Option Plan.

  (5)
  Considering the approval of the return of capital to shareholders of the Corporation and a reduction of stated capital through a plan of arrangement.

  (6)
  Conducting an advisory vote on the Corporation's approach to executive compensation.

  Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation's website at www.cnrl.com and on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation's independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

 ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a board of directors (the "Board") who are elected annually at each Annual General Meeting of Shareholders. Directors are elected to hold office until the next Annual General Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual General Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 11 directors at the Meeting of which 9 nominees out of 11 (82%) are independent. All of the nominees are currently Directors who were elected at the Annual General Meeting of shareholders held on May 7, 2015.

The following table sets forth among other information the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed a director; the voting results of the Nominee at the previous Annual Meeting, if applicable; the number and market value of the Common Shares and/or Deferred Share Units ("DSUs") of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 16, 2016; whether each Nominee meets the mandatory share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options held. Refer to page B-6 for additional information on the level of experience reflected on the Board.

Majority Voting for Directors

In accordance with the Corporation's majority voting policy for directors, any Nominee in an uncontested election who receives a greater number of shares withheld than shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The majority voting policy does not apply if there are contested director elections.

Catherine M. Best, FCA, ICD.D (age 62) Calgary, Alberta Canada Director since November 2003 Independent
Ms. C. M. Best is a corporate director. Until May 2009 she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000 she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C. M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children's Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and serves as a volunteer member of the Audit Committee of the Calgary Stampede.

Voting Results at 2015 Annual Meeting	For: 96.31% Withheld: 3.69%

Other Public Company Board Memberships	Superior Plus Corporation AltaGas Ltd. Aston Hill Financial Inc. Badger Daylighting Ltd.

	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit (Chair) Compensation	8 of 8 5 of 5 6 of 6	100%	Common Shares 31,488/$1,140,495	Required Ownership $538,500	Exceeds Ownership Requirements

N. Murray Edwards O.C. (age 56) London, United Kingdom Executive Chair Director since September 1988 Non-independent (Management)
Mr. N. M. Edwards is, since December 2015, an investor and corporate director. Prior thereto, he was President, Edco Financial Holdings Ltd. a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada. Mr. N. M. Edwards is a member of the Canadian Council of Chief Executives and is on the Board of Directors of the C. D. Howe Institute.

Voting Results at 2015 Annual Meeting	For: 97.52% Withheld: 2.48%

Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Reserves	8 of 8 2 of 2	100%	Common Shares 21,919,732/$793,932,693 Stock Options 2,050,000	Required Ownership $2,643,844	Exceeds Ownership Requirements

Timothy W. Faithfull (age 71) London, United Kingdom Director since November 2010 Independent
Mr. T. W. Faithfull is a corporate director. Until July 2003, when he retired, he was President and Chief Executive Officer of Shell Canada Limited. He joined the Royal Dutch Shell Group of companies in 1967 and throughout his 36 year international career with them he held ever increasing senior positions including Vice-President Crude Oil Shell International Trading and Shipping Company from 1993 to 1996 and Chairman and CEO Shell Companies in Singapore from 1996 to 1999, culminating in his appointment as President and Chief Executive Officer of Shell Canada Limited. Between 1999 and July 2003 he also served on the boards of the Calgary Health Trust and Epcor Centre for the Performing Arts and is Chairman of the Starehe Endowment Fund in the UK and a Council Member of the Canada-UK Colloquia. Mr. T. W. Faithfull holds Master of Arts from the University of Oxford (Keble College) (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program). He is a Distinguished Friend of the University of Oxford and of the London Business School. In the UK he is a director of ICE Futures Europe and LIFFE Administration and Management, both of which are non-public companies. As part of his ICE Futures Europe role, he serves on the Brent Oversight Committee of the ICE Brent Index, the regulated benchmark for Brent crude oil futures. He is a former director of AMEC plc, Canadian Pacific Railway, Enerflex Systems Income Fund and Shell Pensioners Trust Ltd. (private).

Voting Results at 2015 Annual Meeting	For: 99.32% Withheld: 0.68%

Other Public Company Board Memberships	TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Health, Safety, Asset Integrity and Environmental	8 of 8 5 of 5 4 of 4	100%	Common Shares 9,000/$325,980 DSU 21,000/$760,620	Required Ownership $538,500	Exceeds Ownership Requirements

Honourable Gary A. Filmon P.C., O.C., O.M. (age 73) Winnipeg, Manitoba Canada Director since February 2006 Independent
The Honourable G. A. Filmon is a corporate director. Previously, he was a consulting engineer for five years and President of Success/Angus Commercial College for eleven years. He served in public office for over 20 years becoming Premier of Manitoba in 1988 until 1999, retiring from public office in 2000. He also served as a member and Chair of Canada's Security and Intelligence Review Committee from 2001 to 2010. He has received numerous community achievement awards, is a Member of the Order of Manitoba and, in 2009, became an officer of the Order of Canada. Mr. G. A. Filmon holds a Bachelor of Science and Masters degrees in Civil Engineering and an Honorary Doctor of Laws from the University of Manitoba. In 2015, he received his ICD.D designation.

Voting Results at 2015 Annual Meeting	For: 99.28 Withheld: 0.72%

Other Public Company Board Memberships	Arctic Glacier Income Trust Exchange Income Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Nominating, Governance and Risk	8 of 8 5 of 5 3 of 3	100%	Common Shares 15,263/$552,826 DSU 27,010/$97,830	Required Ownership $538,500	Exceeds Ownership Requirements

Christopher L. Fong (age 66) Calgary, Alberta Canada Director since November 2010 Independent
Mr. C. L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980 Mr. C. L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He was appointed Advisor to the Alberta Department of Energy's Competitive Review process in 2009. He has served as Chair of EducationMatters, Calgary's Public Education Trust and as a governor of Honen's, an International Piano Competition. He is past Chair of UNICEF Canada. Mr. C. L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary. He sits on the Petroleum Advisory Committee of the Alberta Securities Commission.

Voting Results at 2015 Annual Meeting	For: 99.69% Withheld: 0.31%

Other Public Company Board Memberships	Anderson Energy Inc. Computer Modelling Group Ltd.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental Reserves	8 of 8 4 of 4 2 of 2	100%	Common Shares 21,000/$760,620	Required Ownership $538,500	Exceeds Ownership Requirements

Ambassador Gordon D. Giffin (age 66) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Independent Director since May 2012
Ambassador G. D. Giffin is a partner at Dentons US LLP, in their Washington, D. C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 20 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law.

Voting Results at 2015 Annual Meeting	For: 94.63% Withheld: 5.37%

Other Public Company Board Memberships	Canadian National Railway Company Canadian Imperial Bank of Commerce Element Financial Corporation TransAlta Corporation

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Nominating, Governance and Risk (Chair)	8 of 8 5 of 5 3 of 3	100%	Common Shares 62,856/$2,276,644	Required Ownership $538,500	Exceeds Ownership Requirements

Wilfred A. Gobert (age 68) Calgary, Alberta Canada Director since November 2010 Independent
Mr. W. A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters and Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included research analysis of integrated oil companies and oil and gas producers. Throughout the 1990s and early 2000s he consistently ranked among the top ten rated analysts in the annual survey of oil industry analysts in Canada. Mr. W. A. Gobert received an MBA degree from McMaster University as well as Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He sits on a number of not-for-profit boards and is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.

Voting Results at 2015 Annual Meeting	For: 97.12% Withheld: 2.88%

Other Public Company Board Memberships	Gluskin Sheff & Associates Trilogy Energy Corp.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Nominating, Governance and Risk Reserves	7 of 8 6 of 6 3 of 3 2 of 2	95%	Common Shares 42,500/$1,539,350	Required Ownership $538,500	Exceeds Ownership Requirements

Steve W. Laut (age 58) Calgary, Alberta Canada President Director since August 2006 Non-independent (Management)
Mr. S. W. Laut has been President of the Corporation since 2005. Prior thereto, he joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation's growth and success during his tenure. Mr. S. W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geoscientists of Alberta ("APEGA").

Voting Results at 2015 Annual Meeting	For: 99.00% Withheld: 1.00%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Health, Safety, Asset Integrity and Environmental	8 of 8 4 of 4	100%	Common Shares 2,430,353/$88,027,385 Stock Options 2,100,000	Required Ownership $2,643,844	Exceeds Ownership Requirements

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 68) Cap Pelé, New Brunswick Canada Director since August 2006 Independent
Mr. F. J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, a post-graduate degree in political science from Queen's University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Voting Results at 2015 Annual Meeting	For: 97.64% Withheld: 2.36%

Other Public Company Board Memberships	Brookfield Asset Management Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation (Chair) Nominating, Governance and Risk	8 of 8 6 of 6 3 of 3	100%	Common Shares 17,084/$618,782 DSU 27,010/$978,302	Required Ownership $538,500	Exceeds Ownership Requirements

David A. Tuer (age 66) Calgary, Alberta Canada Director since May 2002 Independent
Mr. D. A. Tuer is Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D. A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which until recently was engaged in the development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D. A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is serving on the board of directors of Altalink Management LLP, a private limited partnership, and Optiom Inc., a private insurance provider.

Voting Results at 2015 Annual Meeting	For: 98.53% Withheld: 1.47%

Other Public Company Board Memberships	None

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Audit Reserves (Chair)	8 of 8 5 of 5 2 of 2	100%	Common Shares 72,508/$2,626,240	Required Ownership $538,500	Exceeds Ownership Requirements

Annette M. Verschuren O.C. (age 59) Toronto, Ontario Canada Director since November 2014 Independent
Ms. A. M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011, where she oversaw the company's successful growth in Canada leading to its entry into China. Prior to joining The Home Depot, Ms. A. M. Verschuren was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, Ms. A. M. Verschuren was the Vice President, Corporate Development of Imasco Ltd. and the Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group and is a board member of numerous non-profit organizations. Ms. A. M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from Dalhousie University, Mount Saint Vincent University, Carleton University, Ryerson University and St. Francis Xavier University, where she also earned a Bachelor of Business Administration degree.

Voting Results at 2015 Annual Meeting	For: 99.49% Withheld: 0.51%

Other Public Company Board Memberships	Air Canada Saputo Inc.

Board/Committee Membership	Meeting Attendance		Securities held/market value of Common Shares

Board of Directors Compensation Health, Safety, Asset Integrity and Environmental	8 of 8 4 of 4 2 of 2	100%	Common Shares 13,500/$488,970	Required Ownership $538,500	Minimum Ownership Required by November 2019

Additional Disclosures Relating to Directors

Ambassador G. D. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") with the Superior Court of Quebec in Canada.

Mr. Gary A. Filmon is a Trustee of Arctic Glacier Income Fund which, on February 22, 2012, applied for and was granted by the Manitoba Court of Queen's Bench, protection under the CCAA. Under CCAA protection the operating assets of the Fund were sold and the Fund is currently undergoing the process of being wound up and distributing the remaining assets, after all claims have been settled, to the unit holders.

Mandatory Share Ownership

The Board believes that in order to better align the interests of the directors and the executive officers with those of the Corporation's shareholders, share ownership by the directors and executive officers is desirable. Non-management directors are required to acquire and hold Common Shares and/or DSUs of the Corporation within five (5) years from the date of the director's appointment to the Board equal to a minimum aggregate market value of $538,500, being three times the annual retainer fee paid to directors in 2015. Management directors are required to hold Common Shares of the Corporation within three (3) years from the date of their appointment as an officer of the Corporation equal to a minimum aggregate market value of four times their annual salary. As the Executive Chair's annual salary is $1, his mandatory required holdings is the same as the President's, at $2,643,844, being four times the annual salary of the President.

Directors are required to confirm annually for the Corporation's Information Circular their Common Share and DSU ownership position which is reported in the table above for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that it has not been hedged against declines in the value of the Common Shares or otherwise sold.

DIRECTOR COMPENSATION

With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares of the Corporation to its non-management directors in their capacity as directors. In 2013 the Nominating, Governance and Risk Committee reviewed the fees paid to directors and recommended to the Board, the fees be adjusted to remain comparable with fees paid by companies of similar size and complexity. The Board approved the recommended fee adjustment and the fees became effective May 3, 2013. In 2015, in recognition of the impact continued low commodity prices is having on the Corporation, the Board of Directors reduced the annual retainer fee by 10% from $50,000 to $45,000.

Annual Retainer Fees(1)

Board Member	$45,000
4,000 Common Shares(2)

Committee Member	$5,000

Committee Chair	$10,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$15,000

Lead Independent Director	$25,000

Per Meeting Fees
Attended in person	$1,500
Attended by telephone unless meeting called by telephone	$1,000
Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$4,000 per round trip

(1)
Retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull, G. A. Filmon and F. J. McKenna are participants in the DSU plan.
(2)
Shares are purchased on the Toronto Stock Exchange.

There are no vesting or hold restrictions on the shares purchased as part of director's fees except to the extent required to be in compliance with the share ownership threshold for directors under the share ownership guidelines of the Corporation. Fees paid are inclusive of the time required preparing for Board or committee meetings.

The DSUs are included in the share ownership requirements for a Director.

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N. M. Edwards and S. W. Laut is reported in the Summary Compensation Table for Named Executive Officers on page 55. Fees paid to non-management directors for 2015 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total

C. M. Best	$103,000	$–	$–	$129,490	$–	$–	$232,490
T. W. Faithfull	80,500	–	–	129,490	–	16,000	225.990
G. A. Filmon	79,000	–	–	129,490	–	16,000	224,490
C. L. Fong	78,000	–	–	129,490	–	–	207,490
G. D. Giffin	109,000	–	–	129,490	–	16,000	254,490
W. A. Gobert	87,000	–	–	129,490	–	–	216,490
F. J. McKenna	90,500	–	–	129,490	–	16,000	235,990
D. A. Tuer	80,500	–	–	129,490	–	–	209,990
A. M. Verschuren	$73,500	$–	$–	$129,490	$–	$16,000	$218,990

(1)
The amount shown represents the cost of Common Shares purchased on the Toronto Stock Exchange as the equity portion of the 2015 fees paid to directors.
(2)
Messrs. T. W. Faithfull, G. A. Filmon and F. J. McKenna participate in the DSU Plan and receive the equivalent number of DSUs in lieu of shares for the equity portion of directors' fees which are given the same value as the Common Shares purchased for the other directors.
(3)
The amount shown was paid to a director whose principal place of residence is outside the Province of Alberta and who attended meetings in person in 2015.

 APPOINTMENT OF AUDITORS

The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2016 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for four years.

The Audit Committee of the Board of Directors in 2015 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's consolidated financial statements and internal controls over financial reporting, reviews of the Corporation's quarterly unaudited consolidated financial statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC's accounting literature library.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2015	Fiscal 2014

Audit	$3,012,000	$3,047,000
Audit Related	250,000	259,000
Tax Related	495,000	523,000
Other	84,000	87,000

Total Accrued Fees	$3,841,000	$3,916,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation's Annual Information Form under "Audit Committee Information".

STOCK OPTION PLAN

To remain competitive with its industry peer group and to provide parity with compensation levels within the industry, the Corporation believes that granting of stock options should be used to augment the overall compensation package and therefore has maintained a long-standing policy of awarding stock options to its officers, employees and designated Service Providers under the Amended, Compiled and Restated Employee Stock Option Plan (the "SOP"). These options provide an incentive for all employees and officers to focus on the long term and to ensure they are striving to maximize shareholder value. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided that the total number of options outstanding at any time is limited to a maximum of 9% of the Corporation's then outstanding Common Shares.

Previous grants or a value based on a formula such as the Black-Scholes-Merton model are not factors in determining the number of options to be granted. In order to determine the reasonable number of stock options to be awarded to executive officers and employees at all levels and in order to remain competitive with and maintain parity in the industry, the Corporation, in addition to considering the performance of the employee, the overall performance of the Corporation and other applicable factors, uses published data of its peer companies.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on the Toronto Stock Exchange (the "TSX") the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The SOP currently provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than twelve months from date of death.

Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation; i. e. management directors.

Shareholders authorized the Board of Directors of the Corporation to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation's securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. No amendments have been made to the SOP or any individual option agreements since the last shareholders meeting held on May 7, 2015.

Approval of Unallocated Stock Options

The shareholders at their meeting held May 6, 2010 approved amending the SOP to a "rolling 9%" plan which provides that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options shall not exceed such number which represents 9% of the number of issued and outstanding Common Shares of the Corporation from time to time. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that, every three (3) years after the institution of a security based compensation arrangement, all unallocated rights, options or other entitlements under such arrangements which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. Accordingly, the SOP was ratified, confirmed and approved by the directors and by the shareholders on May 2, 2013.

As the SOP is considered to be a security based compensation arrangement and the SOP as amended provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding stock options is not a fixed number and instead shall not exceed a number of Common Shares equal to 9% of the issued and outstanding Common Shares from time to time (less the number of Common Shares issuable pursuant to all other security based compensation arrangements), approval will be sought at the Meeting to approve the grant of unallocated stock options under the SOP. When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated Common Shares. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP, but as they are not subject to current stock option grants, they are referred to as unallocated stock options.

The current number of Commons Shares issued and outstanding as at March 16, 2016 is 1,095,394,543. Accordingly, as the "rolling 9%" plan is in effect as at March 16, 2016 there are 98,585,508 Common Shares reserved for issuance upon the exercise of Options, which constitutes 9.0% of the issued and outstanding Common Shares of the Corporation. There are currently 70,160,212 Options outstanding (6.4% of the issued and outstanding Common Shares as at March 16, 2016) and 28,425,296 options unallocated under the SOP.

Continuation of the SOP is necessary to maintain a competitive compensation program that will also be an effective retention program of key employees and executives. Accordingly, the Board of Directors recommends approval of the unallocated stock options under the SOP to be allocated and the number of Common Shares issuable pursuant to the SOP. The average number of options outstanding under the SOP has been at approximately 6.5% of the outstanding Common Shares since the shareholders approved the "rolling 9%" plan on May 6, 2010.

As the rules of TSX require the Corporation to seek shareholder approval for the grant of unallocated stock options under the SOP every three years, if the shareholders approve the grant of unallocated stock options under the SOP, the Corporation will be required to seek approval for any unallocated stock options under the SOP again on or before May 5, 2019. If approval is not obtained at the Meeting, stock options which have not been allocated as of May 2, 2016 and Common Shares which are reserved for issuance pursuant to stock options which are outstanding as of May 2, 2016 and which are subsequently cancelled, terminated or exercised will not be available for new grant of stock options under the SOP. Previously allocated stock options will continue to be unaffected by the approval or disapproval of the resolution.

Approval by the shareholders of the unallocated stock options under the SOP is required by the policies of the TSX and, therefore, must be approved in accordance with Section 140 of the Business Corporations Act (Alberta), in the form of an ordinary resolution. An affirmative vote by holders of more than 50% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. The Board of Directors recommends that shareholders vote in favour of the proposed resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked at the Meeting to approve the following resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

  1.
  The SOP, as described under the heading "Equity Compensation Plan Information" in the Information Circular relating to this Meeting is hereby ratified, confirmed and approved.

  2.
  All unallocated stock options under the SOP are approved and authorized until May 5, 2019.

  3.
  Any director or officer of the Corporation be and is hereby authorized to do such things and to execute and deliver all documents that such directors or officers may, in their discretion determine to be necessary in order to give full effect to the intent and purpose of the foregoing resolutions.

  4.
  Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

As the rules of TSX require the Corporation to seek shareholder approval for the grant of unallocated stock options under the SOP every three years, if the shareholders approve the grant of unallocated stock options under the SOP, the Corporation will be required to seek approval for any unallocated stock options under the SOP again on or before May 5, 2019. If approval is not obtained at the Meeting, stock options which have not been allocated as of May 5, 2016 and Common Shares which are reserved for issuance pursuant to stock options which are outstanding as of May 5, 2016 and which are subsequently cancelled, terminated or exercised will not be available for new grant of stock options under the SOP. Previously allocated stock options will continue to be unaffected by the approval or disapproval of the resolution.

 INFORMATION REGARDING THE PLAN OF ARRANGEMENT

Background To The Arrangement

On November 8, 2015, Canadian Natural and certain of its affiliates entered into a Royalty Assets Purchase and Sale Agreement (the "Royalty Agreement") with PrairieSky Royalty Ltd. ("PrairieSky") which contemplated the sale of certain of Canadian Natural's royalty assets to PrairieSky for cash consideration of approximately $680 million and the issuance of 44,444,444 PrairieSky common shares ("PrairieSky Shares"). The transactions contemplated by the Royalty Agreement were completed on December 16, 2015. Pursuant to the Royalty Agreement, Canadian Natural is required to distribute, by no later than December 31, 2016, sufficient PrairieSky Shares so that Canadian Natural, after such distribution, would own, directly or indirectly, less than 10% of the issued and outstanding PrairieSky Shares determined on the date of such distribution subject to adjustment in certain circumstances. A distribution of 0.02 of a PrairieSky Share for each outstanding Common Share pursuant to the Arrangement (as defined below) (subject to cash payments for entitlements to less than twenty (20) PrairieSky Shares as described below under "Cash Payments for Entitlements to Less than Twenty PrairieSky Shares") (the "Minimum Distribution") will allow Canadian Natural to meet the requirement under the Royalty Agreement.

Following receipt of advice from its external advisors, Canadian Natural has determined that the most expeditious way in which to effect a distribution of PrairieSky Shares to shareholders of the Corporation in order to meet its obligations under the Royalty Agreement, having regard to, among other things, the jurisdiction of residence of certain of its Shareholders, is pursuant to a court approved arrangement under the Business Corporations Act (Alberta) ("ABCA") (the "Arrangement").

On March 21, 2016, the Court of Queen's Bench of Alberta (the "Court") granted an interim order (the "Interim Order") under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting. The full text of the Interim Order is set out in Schedule A to this Information Circular. Pursuant to the Interim Order, the Arrangement will require approval of at least two-thirds of the votes cast by Shareholders present in person or by proxy at the meeting (the "Arrangement Resolution"). The full text of the Arrangement Resolution is set out on page 33 of the Information Circular. The Arrangement will be implemented pursuant to a plan of arrangement (the "Plan of Arrangement"), the full text of which is set out in Schedule A to this Information Circular. In the event that Shareholder approval of the Arrangement Resolution is obtained in accordance with the Interim Order, Canadian Natural intends to apply to the Court for a final order approving the Arrangement (the "Final Order"). Upon receipt of the Final Order, the Board has discretion to establish a record date for Shareholders that will be entitled to receive the PrairieSky Shares (the "Arrangement Record Date") pursuant to the Plan of Arrangement. In accordance with the policies of the Toronto Stock Exchange and the New York Stock Exchange, Canadian Natural must announce the Arrangement Record Date at least seven Trading Days in advance of such date.

Effect Of The Arrangement

The Arrangement

The Arrangement will result in the distribution of a minimum of 0.02 of a PrairieSky Share in respect of each Common Share outstanding at the last moment in time prior to the Effective Time (as defined below) by the Corporation to Shareholders of record at the last moment in time on the Arrangement Record Date (the "Participating Shareholders") provided that Participating Shareholders that would receive less than twenty (20) PrairieSky Shares will receive a cash payment in lieu thereof (see "Cash Distribution for Entitlements to Less than Twenty PrairieSky Shares"). The Plan of Arrangement provides the Board with discretion to increase the number of PrairieSky Shares to be distributed under the Arrangement and to establish the date on which the articles of arrangement ("Articles of Arrangement") will be filed. The Arrangement will become effective on a date to be determined by the Board, which date must be at least seven Trading Days following the date on which the Articles of Arrangement are filed (the "Effective Date"). For the purposes of this Information Circular, a "Trading Day" means a date on which both the Toronto Stock Exchange and New York Stock Exchange are open for trading. Pursuant to the Plan of Arrangement, each Participating Shareholder entitled to receive PrairieSky Shares pursuant to the Arrangement will, as at 12:01 a.m. on the Effective Date (the "Effective Time") become the holder of PrairieSky Shares distributed to such Participating Shareholder under the Arrangement. As of March 16, 2016, assuming the Minimum Distribution is completed under the Arrangement, it is anticipated that Participating Shareholders will hold in aggregate approximately 9.8% of the issued and outstanding PrairieSky Shares (assuming no further PrairieSky Shares are issued after the date hereof). As set forth above, the Plan of Arrangement provides the Board with the discretion to increase the number of PrairieSky Shares to be distributed under the Arrangement and the Board may make such determination before or after the Final Order is granted, but, in any event, prior to it establishing the Effective Date.

In accordance with the Plan of Arrangement, the distribution of PrairieSky Shares under the Plan of Arrangement will be completed as a return of capital pursuant to which the Corporation's stated capital maintained in respect of its Common Shares will be reduced by an amount equal to the volume-weighted average trading price of a single PrairieSky Share on the Toronto Stock Exchange during the five trading days immediately preceding the Effective Date ("Fair Market Value") multiplied by the aggregate number of PrairieSky Shares that the Board determines to distribute in connection with the Arrangement.

Canadian Natural currently holds directly 22,015,635 PrairieSky Shares. The balance of the 44,444,4444 PrairieSky Shares that were issued pursuant to the Royalty Agreement are held by other affiliates of Canadian Natural. The PrairieSky Shares are listed on the Toronto Stock Exchange.

Details of the Arrangement

The following is only a summary of the Plan of Arrangement and is qualified in its entirety by the full text of the Plan of Arrangement set forth in Schedule A to this Information Circular. Reference should be made to the full text of the Plan of Arrangement.

Pursuant to the Plan of Arrangement, the following events will occur and will be deemed to occur consecutively in the following order, beginning at the Effective Time, without any further authorization, act or formality:

  (a)
  Canadian Natural shall become obligated to make a return of capital to Shareholders in an amount equal to the Fair Market Value of the PrairieSky Shares to be distributed (such amount of PrairieSky Shares to be determined by the Board) (the "Distribution Shares") as a reduction of capital recorded in the stated capital account of the Common Shares in accordance with Section 38(1)(b) of the ABCA (the "Return of Capital") and it shall reduce the amount recorded in the stated capital account for its Common Shares by an amount equal to the Fair Market Value of all of the Distribution Shares, in accordance with Section 39(3) of the ABCA.

  (b)
  Each Participating Shareholder shall be entitled to receive from Canadian Natural its pro rata portion of the Return of Capital and the entitlement of each such Participating Shareholder to its pro rata portion of the Return of Capital is referred to herein as a "Shareholder Claim".

  (c)
  Subject to cash payments for entitlements for less than twenty (20) PrairieSky Shares as described below under "Cash Payments for Entitlements to Less than Twenty PrairieSky Shares", Canadian Natural shall satisfy its obligations to Participating Shareholders in connection with the aggregate Shareholder Claims through the transfer of the Distribution Shares to the Participating Shareholders on a pro rata basis in respect of each Common Share outstanding at the last moment in time prior to the Effective Time.

  (d)
  Canadian Natural shall satisfy the remainder of its obligations to Participating Shareholders in connection with the outstanding portion of the aggregate Shareholder Claims through the payment of the Cash Distribution (as defined below) to each Participating Shareholder entitled to receive such distribution as described below under "Cash Payments for Entitlements to Less than Twenty PrairieSky Shares".

  (e)
  Upon completion of the transfer of the Distribution Shares to the Participating Shareholders as set out in paragraph (c) above and the payment of the Cash Distribution to Participating Shareholders as set out in paragraph (d) above, Canadian Natural shall be deemed to have satisfied in full its obligations to Shareholders in connection with the Shareholder Claims and Return of Capital.

Upon the transfer of the Distribution Shares as set out in paragraph (c) above, Canadian Natural shall cease to be the holder of the PrairieSky Shares so transferred and the name of Canadian Natural shall be removed from the register of holders of PrairieSky Shares in respect of such PrairieSky Shares. Each Participating Shareholder entitled to receive PrairieSky Shares pursuant to the Arrangement shall, at the Effective Time, become the holder of the PrairieSky Shares transferred to such Participating Shareholder pursuant to the Plan of Arrangement free and clear of any and all liens, claims and encumbrances attaching to such securities, and the name of such Participating Shareholder shall be added to the register of holders of PrairieSky Shares in respect of the PrairieSky Shares so transferred.

Cash Distribution for Entitlements to Less than Twenty PrairieSky Shares

Where a Participating Shareholder would be entitled to receive less than twenty (20) whole PrairieSky Shares, in connection with the distribution of Distribution Shares pursuant to paragraph (c) above (such number of PrairieSky Shares that is less than twenty (20) whole PrairieSky Shares is referred to herein as the "Fractional Amount") as part of the Arrangement, such Participating Shareholder will receive, in lieu of such Fractional Amount, a cash payment from Canadian Natural equal to the number of whole or part PrairieSky Shares represented by such Fractional Amount, multiplied by the Fair Market Value (a "Cash Distribution"), provided that the resulting amount is at least $1.00. Where the resulting cash payment would be less than $1.00, Canadian Natural will be under no obligation to and will not make any payment in lieu of such Fractional Amount.

Fractional Shares

No fractional PrairieSky Shares will be transferred to Participating Shareholders entitled to receive PrairieSky Shares pursuant to the Arrangement. Where a Participating Shareholder entitled to receive PrairieSky Shares would be entitled to a fractional PrairieSky Share under the Arrangement, such Participating Shareholder will receive, in lieu of such fractional share, a cash payment from Canadian Natural equal to the fraction of a PrairieSky Share otherwise distributable multiplied by the Fair Market Value of such PrairieSky Share, provided that the resulting amount is at least $1.00. Where the cash payment would be less than $1.00, Canadian Natural will be under no obligation to and will not make any payment in lieu of such fractional share. Canadian Natural may sell such number of PrairieSky Shares required to realize sufficient proceeds in order to make the cash payments in lieu of Fractional Amounts and fractional PrairieSky Shares noted above.

In calculating such Fractional Amounts and fractional interests, all PrairieSky Shares to be registered in the name of such Shareholder upon the transfer of PrairieSky Shares pursuant to the Arrangement shall be aggregated.

Procedure For The Arrangement To Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

  (a)
  the Arrangement must be approved by the Shareholders at the Meeting in the manner set forth in the Interim Order;

  (b)
  the Board must determine the total number of PrairieSky Shares to be distributed to Shareholders pursuant to the Arrangement, which determination may be made before or after the Final Order is granted;

  (c)
  the Court must grant the Final Order approving the Arrangement;

  (d)
  the Board must determine the Effective Date, which shall be on a day at least seven Trading Days (on the Toronto Stock Exchange) following the date on which the Articles of Arrangement are filed with the Registrar of corporations in Alberta (the "Registrar");

  (e)
  the Articles of Arrangement, together with the Final Order and related documents, are filed with the Registrar and the Effective Date occurs on the date specified in the Articles of Arrangement (what must be at least seven Trading Days from the date on which the Articles of Arrangement are filed); and

  (f)
  the Record Date is then established, being the last Trading Day preceding the Effective Date.

Shareholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth on page 33 of this Information Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board, without further notice to or approval of Shareholders, subject to the terms of the Plan of

Arrangement and Interim Order, to modify, amend or terminate the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time.

Court Approval

Interim Order

On March 21, 2016, Canadian Natural obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is included in Schedule A to this Information Circular.

The following is only a summary of the Interim Order and is qualified in its entirety by the full text of the Interim Order set forth in Schedule A to this Information Circular. Reference should be made to the full text of the Interim Order.

Pursuant to the Interim Order:

  (a)
  each Shareholder entitled to vote at the Meeting will be entitled to one vote on a ballot in respect of the Arrangement Resolution for each Common Share held at the record date established for the Meeting;

  (b)
  the number of votes required to approve the Arrangement Resolution shall be at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting (voting together as a single class), not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes; and

  (c)
  a quorum of Shareholders is present at the Meeting in respect of the approval of the Arrangement, irrespective of the number of persons actually present at the Meeting, if the holders of five percent of the Common Shares entitled to vote at the Meeting are present in person or represented by proxy. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place; and if at such adjourned meeting a quorum is not present, the members present, if at least two, shall be a quorum for all purposes.

Final Order

The Arrangement requires final approval of the Court. Subject to the terms of the Arrangement Resolution, if the Arrangement Resolution is approved at the Meeting, Canadian Natural will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 – 5th Street SW, Calgary, Alberta, on or about May 6, 2016 at 10:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order is attached to this Information Circular in Schedule A. At the application, the Court will be requested to consider the fairness of the Arrangement.

Any Shareholder or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Canadian Natural so that it is received on or before 5:00 p.m. (Calgary time) on April 29, 2016 (or on the fifth business day preceding any adjourned or postponed meeting of Shareholders to consider the Arrangement), a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Canadian Natural is required to be effected by service upon the solicitors for Canadian Natural: Osler, Hoskin & Harcourt LLP, Suite 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Tristram Mallett.

The PrairieSky Shares distributable to Participating Shareholders entitled to receive PrairieSky Shares in the United States pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933 ("1933 Act"). The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the distribution of PrairieSky Shares to Participating Shareholders entitled to receive PrairieSky Shares in the United States pursuant to the Arrangement.

Canadian Natural has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct. Pursuant to the Arrangement Resolution, Canadian Natural may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to Canadian Natural.

Securities Law Matters

Canada

The PrairieSky Shares issued to Canadian Natural upon the completion of the transactions contemplated by the Royalty Agreement were issued pursuant to the prospectus exemption for distributions of securities as consideration for the acquisition of petroleum or natural gas properties (or any interest therein) in section 2.13 of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), accordingly, such PrairieSky Shares were, upon issuance, subject to a four month "hold period". Such hold period will have expired in advance of the Effective Date. Accordingly, the PrairieSky Shares to be distributable to Participating Shareholders pursuant to the Arrangement will generally be "freely tradable" in the hands of Participating Shareholders (and not subject to any "restricted period" or "hold period") under applicable Canadian securities laws other than Participating Shareholders who could be considered a "control person" of PrairieSky within the meaning of applicable Canadian securities laws. In the event that the distribution of PrairieSky Shares pursuant to the Arrangement is considered a control distribution under applicable Canadian securities laws, Canadian Natural will be able to rely on the exemption to the prospectus requirement in section 2.11 of NI 45-106 as a result of the distribution being completed pursuant to an arrangement that is under a statutory procedure. The PrairieSky Shares distributable pursuant to the Arrangement are currently listed on the Toronto Stock Exchange. Participating Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by applicable Canadian securities laws.

United States

The PrairieSky Shares distributable to Participating Shareholders pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities, claims or property interests from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on March 21, 2016 and, subject to the approval of the Arrangement by Shareholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held on or about May 6, 2016 by the Court. See "Procedure for the Arrangement to Become Effective – Court Approval".

The PrairieSky Shares distributable to Participating Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of PrairieSky after the Effective Date or were affiliates of PrairieSky within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such PrairieSky Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act and applicable securities laws, absent an exemption or exclusion therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell PrairieSky Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such PrairieSky Shares pursuant to Rule 144 under the 1933 Act.

United Kingdom

This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B of the United Kingdom Financial Services and Markets Act 2000, as amended (the "FSMA"). This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been examined or approved as a prospectus by the United Kingdom Financial Conduct Authority (the "FCA") under section 87A of the FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the rules published by the FCA implementing the Prospectus Directive (2003/71/EC) nor has it been approved by a person authorised under the FSMA, for the purposes of section 21 of the FSMA. No prospectus has been or will be registered in the United Kingdom in respect of the PrairieSky Shares. The PrairieSky Shares distributable pursuant to the Arrangement to Participating Shareholders in the United Kingdom will generally be freely tradeable in the hands of such Participating Shareholders.

Timing

If the Meeting is held as scheduled and is not adjourned or postponed and the necessary Shareholder approval is obtained, Canadian Natural will apply for the Final Order on or about May 6, 2016 unless the Board determines not to proceed with the Arrangement. If the Final Order is obtained in form and substance satisfactory to Canadian Natural, the Board will establish the Effective Date to occur at some time later in 2016. Pursuant to the Plan of Arrangement, the Arrangement Record Date is the last Trading Day preceding the Effective Date. It is not possible, however, to state with certainty when the Arrangement Record Date and Effective Date will occur, if at all. The Arrangement Record Date and Effective Date could be delayed, or the Arrangement may not proceed, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order, the Final Order not being obtained in form and substance satisfactory to Canadian Natural or the Board electing not to proceed with the Arrangement in accordance with the Arrangement Resolution.

The Arrangement will become effective at the Effective Time on the Effective Date. Canadian Natural expects that the Common Shares will commence trading "ex-distribution" two Trading Days prior to the Effective Date.

Information Regarding PrairieSky

General

PrairieSky is an independent, publicly traded, Canadian corporation that has one of the largest independently-owned portfolios of fee simple mineral title and oil and natural gas royalty interests in Canada. PrairieSky does not directly conduct operations to explore for, develop or produce petroleum or natural gas; rather, third party development of its royalty properties provides it with royalty revenues as petroleum and natural gas are produced from such properties. PrairieSky's costs are primarily freehold mineral taxes, corporate income taxes and administrative expenses. Costs typically related to upstream drilling, equipment, production and asset retirement obligations are not incurred by PrairieSky; instead these costs are incurred by the third parties who conduct activities on its royalty properties. Additional information on PrairieSky is contained in the PrairieSky AIF (as defined below) under the headings "Corporate Structure" and "Business of the Company".

Documents Incorporated by Reference

Information regarding PrairieSky has been incorporated by reference in this Information Circular, from documents filed with securities commissions or similar authorities in Canada. Copies of PrairieSky's documents incorporated herein by reference may be obtained on request without charge from Canadian Natural at #2100, 855 – 2nd Street S.W., Calgary, AB T2P 4J8; Attn: Corporate Secretary, Telephone No. (403) 386-5077. In addition, copies of PrairieSky's documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

The following documents of PrairieSky are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Information Circular:

  (a)
  annual information form of PrairieSky dated February 29, 2016 for the year ended December 31, 2015 (the "PrairieSky AIF");

  (b)
  the audited financial statements of PrairieSky for the years ended December 31, 2015 and 2014 and the report of the auditors thereon;

  (c)
  management's discussion and analysis of PrairieSky for the year ended December 31, 2015;

  (d)
  business acquisition report of PrairieSky dated January 13, 2016 in respect of its acquisition of certain royalty assets from Canadian Natural;

  (e)
  the information circular and proxy statement of PrairieSky dated March 20, 2015 relating to the annual and special meeting of PrairieSky shareholders held on April 28, 2015;

  (f)
  the information circular and proxy statement of PrairieSky dated November 18, 2015 relating to the special meeting of PrairieSky shareholders held on December 14, 2015;

  (g)
  the information circular and proxy statement of PrairieSky dated March 11, 2016 relating to the annual meeting of PrairieSky shareholders to be held on April 27, 2016; and

  (h)
  material change report of PrairieSky dated March 1, 2016.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by PrairieSky with the securities commissions or similar authorities in Canada subsequent to the date of the Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Description of Securities Being Distributed

A description of the material attributes and characteristics of the PrairieSky Shares to be issued to Shareholders pursuant to the Arrangement is contained in the PrairieSky AIF under the heading "Description of Capital Structure".

Prior Sales

The following table summarizes the issuances by PrairieSky of PrairieSky Shares and securities convertible during the twelve months preceding the date hereof.

Date of Issuance	Securities	Number of Securities	Exercise or Issue Price per Security ($)

March 1, 2015	PrairieSky Shares(1)	4,665	31.47
March 3, 2015	Options(2)	35,000	30.88
April 15, 2015	PrairieSky Shares(3)	75,394	32.90
May 19, 2015	PrairieSky Shares(3)	94,524	32.82
June 10, 2015	PrairieSky Shares(1)	243	32.09
June 15, 2015	PrairieSky Shares(3)	94,780	31.72
July 7, 2015	PrairieSky Shares(4)	6,336,000	31.25
July 15, 2015	PrairieSky Shares(3)	113,380	29.36
July 16, 2015	PrairieSky Shares(5)	16,437	29.09
August 17, 2015	PrairieSky Shares(3)	131,337	26.61
September 15, 2015	PrairieSky Shares(3)	144,880	24.49
October 15, 2015	PrairieSky Shares(3)	119,547	28.17
November 15, 2015	PrairieSky Shares(3)	139,947	25.32
November 24, 2015	Options(2)	50,625	25.90
November 24, 2015	RSUs(6)	7,239	25.90

Date of Issuance	Securities	Number of Securities	Exercise or Issue Price per Security ($)

November 24, 2015	PSUs(6)	14,479	25.90
December 2, 2015	Subscription Receipts(7)	26,976,000	25.20
December 15, 2015	PrairieSky Shares(3)	200,598	22.43
December 16, 2015	PrairieSky Shares(8)	44,444,444	22.16
December 16, 2015	PrairieSky Shares(9)	26,976,000	25.20
January 1, 2016	Options(2)	371,346	22.55
January 1, 2016	RSUs(6)	117,821	22.55
January 1, 2016	PSUs(6)	89,468	22.55
January 15, 2016	PrairieSky Shares(3)	281,957	19.33
February 15, 2016	PrairieSky Shares(3)	278,346	19.01
March 15, 2016	PrairieSky Shares(3)	226,821	24.07

Notes:

(1)
Represents PrairieSky Shares issued on exercise of options under PrairieSky's option plan. For a description of the Company's stock option plan, see "Executive Compensation – Incentive Award Programs – Option Plan" in PrairieSky's Information Circular dated March 11, 2016 as filed under PrairieSky's profile on SEDAR at www.sedar.com.
(2)
Represents options to acquire PrairieSky Shares granted pursuant to PrairieSky's option plan.
(3)
Represents PrairieSky Shares issued pursuant to the Company's dividend reinvestment plan and stock dividend program. For a description of the dividend reinvestment plan and stock dividend program, see PrairieSky's "Matters to be Acted Upon at the Meeting – Approval of Share Capital Amendment to Implement Stock Dividend Program" in PrairieSky's Information Circular dated March 20, 2015 as filed under PrairieSky's profile on SEDAR at www.sedar.com.
(4)
Represents PrairieSky Shares issued pursuant to a bought deal treasury offering by PrairieSky, pursuant to a short form prospectus, of 6,336,000 PrairieSky Shares (including 576,000 PrairieSky Shares issued pursuant to the exercise in full of the over-allotment option) at a price of $31.25 per PrairieSky Share for aggregate gross proceeds of $198 million completed on July 7, 2015.
(5)
Represents PrairieSky Shares issued pursuant to an asset acquisition agreement.
(6)
Represents Restricted Share Units ("RSUs") and Performance Share Units ("PSUs"), as applicable, granted pursuant to PrairieSky's share unit incentive plan. For a description of the Company's share unit incentive plan, see "Executive Compensation – Incentive Award Programs – Incentive Plan" in PrairieSky's Information Circular dated March 11, 2016 as filed under PrairieSky's profile on SEDAR at www.sedar.com.
(7)
Represents subscription receipts of PrairieSky issued pursuant to a private placement on December 2, 2015 with each subscription receipt entitling the holder thereof to receive, without payment of additional consideration or further action on the part of such holder, one PrairieSky Share upon the satisfaction of certain conditions, including that all material conditions to the completion of the transactions contemplated by the Royalty Agreement had been satisfied or waived.
(8)
Represents PrairieSky Shares issued upon completion of the transactions contemplated by the Royalty Agreement on December 16, 2015.
(9)
On December 16, 2015, PrairieSky Shares were issued pursuant to the subscription receipts upon completion of the transactions contemplated by the Royalty Agreement.

Price Range and Trading Volume of PrairieSky Shares

The PrairieSky Shares are listed and trade on the Toronto Stock Exchange under the symbol "PSK". The following table sets forth the price range and trading volume of the PrairieSky Shares on the Toronto Stock Exchange as reported by the Toronto Stock Exchange for the periods indicated.

	High ($)	Low ($)	Trading Volume
Date	Price Range

2016
February	22.49	18.03	25,776,912
March 1 – 16	26.52	21.75	16,794,630

Risk Factors

The risk factors described under "Risk Factors" in the PrairieSky AIF, which are incorporated into and form part of the Information Circular, are the most significant risk factors related to PrairieSky which Shareholders should carefully consider. If any of the events contemplated or implied by such risk factors were to occur to PrairieSky's business, prospects, financial condition, results of operation or cash flows could be materially adversely affected. In addition, Shareholders should carefully review and consider all other information contained in the Information Circular together with all other information included or incorporated by reference in the Information Circular, before making a decision to vote for or against the Arrangement Resolution and consult their own experts where necessary.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to beneficial owners of Common Shares (each a "Shareholder" for the purposes of this "Certain Canadian Federal Income Tax Considerations" section and the "Certain U.S. Federal Income Tax Considerations" section and the "Certain United Kingdom Income Tax Considerations" section) who are paid the above-described Return of Capital by Canadian Natural, receive PrairieSky Shares and/or Cash Distribution pursuant to the Arrangement, and who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), deal at arm's length and are not affiliated with Canadian Natural and PrairieSky, hold their Common Shares as capital property, and will hold any PrairieSky Shares received under the Arrangement as capital property.

Generally, the Common Shares and the PrairieSky Shares will constitute capital property to a shareholder unless they are held in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Resident Shareholders (as defined below) may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Common Shares and PrairieSky Shares (and all other "Canadian securities", as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years. Shareholders who do not hold their Common Shares, and will not hold PrairieSky Shares received under the Arrangement, as capital property should consult their own tax advisors regarding the effect of the Return of Capital and holding PrairieSky Shares in their particular circumstances.

This summary is not applicable to a Shareholder (i) that is a financial institution for purposes of the mark-to-market provisions of the Tax Act, (ii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act), or (iii) who has entered into a "derivative forward agreement" (as defined in the Tax Act) in respect of their Common Shares. Any such Participating Shareholders should consult their own tax advisors with respect to the Canadian federal income tax considerations of the Return of Capital that are applicable to such Shareholders. In addition, this summary does not address the tax consequences applicable to the receipt of the PrairieSky Shares and cash, if any, acquired pursuant to the Arrangement in respect of any Common Shares a Shareholder has acquired, or may become entitled to acquire, under any employee savings plan, share plan, option plan, pension plan, benefit plan, or similar plan.

This summary is based on the current provisions of the Tax Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted in their present form, if at all, or that changes to the CRA's administrative policies will not modify or change the statements expressed herein. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from the Canadian federal income tax considerations described in this summary. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of the Return of Capital to the Shareholders.

This summary does not address tax matters of any jurisdiction outside of Canada. Shareholders who are not resident in Canada under the laws of a country other than Canada, or who are citizens of a country other than Canada, or who otherwise may be subject to tax in a jurisdiction other than Canada, should consult their own tax advisors with respect to non-Canadian tax matters.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular shareholder. No representations with respect to any tax consequences or considerations to any particular shareholder are made by virtue of this summary. This summary is not exhaustive of all Canadian federal income tax considerations. The tax consequences and considerations to any particular shareholder will depend on a variety of factors, including the shareholder's particular circumstances. Shareholders should consult their own tax advisors regarding the tax consequences and considerations applicable to them as a result of the Return of Capital.

Treatment of the Return of Capital

Management has determined that the amount of the Return of Capital will be less than the "paid-up capital" of the Common Shares for purposes of the Tax Act. As a result, the Return of Capital will be treated as a return of capital for Canadian federal income tax purposes unless a provision of the Tax Act deems otherwise. Subsection 84(4.1) of the Tax Act applies in certain circumstances to deem a return of capital by a public corporation (such as Canadian Natural) to be a dividend. However, subsection 84(4.1) of the Tax Act does not apply to the Return of Capital, provided that (i) the Return of Capital can reasonably be considered to have been derived from proceeds of disposition realized by Canadian Natural from a transaction that occurred outside the ordinary course of the business of Canadian Natural but within the period that commenced 24 months before the Return of Capital, and (ii) no other amount that may reasonably be considered to have derived from such proceeds was paid by Canadian Natural as a reduction of paid-up capital prior to the Return of Capital. Management has determined that the Return of Capital will be paid as a direct result of the proceeds of disposition that Canadian Natural received on the sale of its royalty business to PrairieSky, that such transaction was outside of the ordinary course of Canadian Natural's business, and that no amount that may reasonably be considered to have derived from such proceeds will have been paid by Canadian Natural as a reduction of paid-up capital prior to the Return of Capital. Therefore, the Return of Capital should be treated as a tax-free return of paid-up capital (subject to the comments below concerning the reduction of the adjusted cost base of the Common Shares) and not as a deemed dividend pursuant to subsection 84(4.1) of the Tax Act.

Resident Shareholders

This portion of the summary is applicable to Shareholders who, at all relevant times and for the purposes of the Tax Act, are or are deemed to be residents of Canada (each, a "Resident Shareholder").

The fair market value of all PrairieSky Shares and any Cash Distribution received by a Resident Shareholder from Canadian Natural on the Return of Capital under the Arrangement must be deducted in computing the adjusted cost base to a Resident Shareholder of such Resident Shareholder's Common Shares. If the amount so required to be deducted from the adjusted cost base of the Common Shares to a particular Resident Shareholder exceeds the adjusted cost base of such Common Shares, the excess will be deemed to be a capital gain realized by such Resident Shareholder from a disposition of such Common Shares. Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. A Resident Shareholder that is throughout the year a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

The cost of the PrairieSky Shares acquired by a Resident Shareholder on the Return of Capital will be equal to the fair market value thereof. This cost is generally averaged with the adjusted cost base of all other PrairieSky Shares held by the Resident Shareholder as capital property for the purpose of determining the adjusted cost base of each PrairieSky Share held by the Shareholder.

Eligibility for Investment

Provided that the PrairieSky Shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange) on the Effective Date, the PrairieSky Shares received by Shareholders pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("TFSAs"). In the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with PrairieSky and does not have a "significant interest" (within the meaning of the Tax Act) in PrairieSky, the PrairieSky Shares will generally not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA.

Non-Resident Shareholders

This portion of the summary of Canadian federal income tax consequences is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are not and are not deemed to be residents of Canada and do not use or hold, and are not deemed to use or hold, the Common Shares in a business carried on in Canada (each, a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

The fair market value of all PrairieSky Shares and any Cash Distribution received by a Non-Resident Shareholder on the Return of Capital under the Arrangement must be deducted in computing the adjusted cost base to a Non-Resident Shareholder of such Non-Resident Shareholder's Common Shares. If the amount so required to be deducted from the adjusted cost base of the Common Shares to a particular Non-Resident Shareholder exceeds the adjusted cost base of such Common Shares, the excess will be deemed to be a capital gain of such Non-Resident Shareholder from a disposition of such Common Shares.

A Non-Resident Shareholder will not be subject to Canadian income tax under the Tax Act on any capital gain realized on any deemed disposition of Common Shares that results from the Return of Capital under the Arrangement unless such Common Shares constitute "taxable Canadian property" (as defined by the Tax Act) to the Non-Resident Shareholder.

Provided that the Common Shares are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the Toronto Stock Exchange, at the time of the Return of Capital, the Common Shares generally will not be taxable Canadian property to the Non-Resident Shareholder unless, at any time during the 60-month period immediately preceding the time of the Return of Capital, one or any combination of (a) the Non-Resident Shareholder, (b) persons with whom the Non-Resident Shareholder does not deal with at arm's length, and (c) partnerships in which the Non-Resident Shareholder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of Canadian Natural. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain resulting from the deemed disposition of Common Shares will not be included in computing the Non-Resident Shareholder's income for the purposes of the Tax Act if the Common Shares constitute "treaty-protected property". Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the deemed disposition of such Common Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

A Non-Resident Shareholder who disposes of taxable Canadian property that is not treaty protected property will generally be subject to taxation in Canada and must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Shareholder is liable for Canadian tax on any gain realized as a result.

Non-Resident Shareholders whose Common Shares are or may be taxable Canadian property should consult their own tax advisors regarding the tax consequences and considerations applicable to them of the Return of Capital under the Arrangement.

 Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of Common Shares arising from and relating to the acquisition, ownership, and disposition of PrairieSky Shares and/or Cash Distribution, if any, acquired pursuant to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder of Common Shares as a result of the acquisition, ownership and disposition of the PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary also does not address the U.S. federal alternative minimum, estate, state, local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, estate, and non-U.S. tax consequences arising from or relating to the acquisition, ownership and disposition of the PrairieSky Shares and Cash Distribution, if any.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Treaty"), in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

For purposes of this summary, a "U.S. Holder" is a Shareholder that is a beneficial owner of Common Shares or PrairieSky Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a "non-U.S. Holder" is a Participating Shareholder that is a beneficial owner of Common Shares or PrairieSky Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local and non-U.S. tax consequences (including the potential application of and operation of any tax treaties) arising from and relating to the acquisition, ownership, and disposition of the PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement.

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own Common Shares or PrairieSky Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares or PrairieSky Shares other than as a capital asset within the meaning of the Code; and (h) U.S. Holders that own directly, indirectly or constructively, 10% or more of Canadian Natural or PrairieSky's voting securities. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of the PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement. In addition, this summary does not address the U.S. federal, state or local tax consequences arising from and relating to the acquisition of the PrairieSky Shares and cash, if any, acquired pursuant to the Arrangement in respect of any Common Shares a U.S. Holder has acquired, or may become entitled to acquire, under any employee savings plan, share plan, option plan, pension plan, benefit plan, or similar plan.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares or PrairieSky Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of PrairieSky Shares and Cash Distribution, if any, acquired pursuant to the Arrangement.

Acquisition of PrairieSky Shares Pursuant to the Arrangement

Subject to the possible application of the passive foreign investment company ("PFIC") rules described below (see more detailed discussion below at "Passive Foreign Investment Company Rules"), a U.S. Holder of Common Shares that receives PrairieSky Shares and Cash Distribution, if any, pursuant to the Arrangement will be required to include the fair market value of such shares and Cash Distribution, if any, in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Canadian Natural (as computed for U.S. federal income tax purposes). Canadian Natural does not intend to calculate its current or accumulated earnings and profits for U.S. federal income tax purposes and, therefore, will not be able to provide U.S. Holders with such information. U.S. Holders should consult their own tax advisors regarding whether the receipt of PrairieSky Shares and Cash Distribution, if any, pursuant to the Arrangement should be treated as a dividend for U.S. federal income tax purposes. Any amount treated as a dividend paid on the Common Shares generally will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations. To the extent that the fair market value of PrairieSky Shares and Cash Distribution, if any, received pursuant to the Arrangement exceeds the current and accumulated "earnings and profits" of Canadian Natural, the receipt of such shares will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.

Any amount treated as a dividend paid on the Common Shares generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) Canadian Natural is a "qualified foreign corporation" (a "QFC", as defined below), (b) the U.S. Holder receiving such amount is an individual, estate, or trust, and (c) such amount is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of Common Shares would not be entitled to receive PrairieSky Shares pursuant to the Arrangement).

For purposes of the rules described in the preceding paragraph, a corporation generally will be a QFC if (a) the corporation is eligible for the benefits of the Canada-U.S. Tax Treaty, or (b) the common shares of such corporation are readily tradable on an established securities market in the United States, within the meaning provided in the Code. However, even if a corporation satisfies one or more of such requirements, it will not be treated as a QFC if it is classified as a PFIC (as discussed below) for the taxable year during which the corporation pays the applicable dividend or for the preceding taxable year. If Canadian Natural is not a QFC, a dividend paid by it to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

The fair market value of any Canadian dollars received pursuant to the Arrangement generally will be equal to the U.S. dollar value, based on the exchange rate of such dollars on the date of receipt. A U.S. Holder that does not convert such Canadian dollars into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such Canadian dollars (including an exchange for U.S. dollars).

U.S. Federal Income Tax Consequences of the Ownership and Disposition of PrairieSky Shares

Distributions on PrairieSky Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at "Passive Foreign Investment Company Rules"), a U.S. Holder that receives a distribution, including a constructive distribution or a taxable stock distribution, with respect to the PrairieSky Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of PrairieSky (as computed for U.S. federal income tax purposes). To the extent that a distribution exceeds the current and accumulated "earnings and profits" of PrairieSky, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the PrairieSky Shares and, (b) thereafter, as gain from the sale or exchange of such PrairieSky Shares (see more detailed discussion at "Disposition of PrairieSky Shares" below). Dividends paid on the PrairieSky Shares generally will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations.

A dividend paid by PrairieSky generally will be taxed at the preferential tax rates applicable to long-term capital gains if, among other requirements, (a) PrairieSky is a QFC (as described above under "Acquisition of PrairieSky Shares Pursuant to the Arrangement"), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on PrairieSky Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such PrairieSky Shares would not be entitled to receive such dividend). If PrairieSky is not a QFC, a dividend paid by it to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules to them in their particular circumstances.

Distribution of Canadian Dollars

The amount of a distribution paid in Canadian dollars generally will be equal to the U.S. dollar value, based on the exchange rate of such distribution on the date of receipt. A U.S. Holder that does not convert such Canadian dollars received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such Canadian dollars (including an exchange for U.S. dollars).

Disposition of PrairieSky Shares

Subject to the possible application of the PFIC rules described below (see more detailed discussion below at "Passive Foreign Investment Company Rules"), a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of PrairieSky Shares (that is treated as a sale or exchange for U.S. federal income tax purposes) equal to the difference, if any, between (a) the amount realized on such sale or disposition and (b) such U.S. Holder's adjusted tax basis in the PrairieSky Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the PrairieSky Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. U.S. Holders should consult their tax advisors as to the tax treatment of dispositions of PrairieSky Shares in Canadian dollars.

Foreign Tax Credits

A U.S. Holder who pays (whether directly or through withholding) Canadian or other non-U.S. income tax with respect to the PrairieSky Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other non-U.S. income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8 percent additional tax on "net investment income," including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). Income on the receipt of PrairieSky Shares and Cash

Distribution, if any, pursuant to the Arrangement and dividends on and capital gain from the sale or other taxable disposition of the PrairieSky Shares may be subject to this additional tax.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) that, during any tax year, hold an interest in a "specified foreign financial asset" generally will be required to file with their U.S. federal income tax returns a statement on IRS Form 8938 setting forth certain information, if the aggregate value of all such assets exceeds US$50,000. "Specified foreign financial assets" generally include financial accounts maintained with non-U.S. financial institutions and may also include the PrairieSky Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

Passive Foreign Investment Company Rules

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

  •
  at least 75% of its gross income is "passive" income (referred to as the "income test"); or

  •
  at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

Passive income includes the following types of income:

  •
  dividends, royalties, rents, annuities, interest, and income equivalent to interest; and

  •
  net gains from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gains from the commodities transactions.

In determining whether a corporation is a PFIC, the corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

Because the PFIC status of a corporation depends on the composition of its income and assets and the market value of its assets from time to time and generally cannot be determined until the end of the taxable year, there can be no assurance that a corporation is not, or will not be considered, a PFIC for any taxable year. Accordingly, no assurance can be given that a corporation is not, or will not become, a PFIC. The PrairieSky AIF indicated that, in consultation with its U.S. tax advisors, PrairieSky believed that it may be classified as a PFIC.

In the absence of any election, a U.S. Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to stock (see "The 'No Election' Alternative" below). U.S. Holders may avoid certain of these consequences by making a QEF Election with respect to the corporation, which will have the consequences described in "The QEF Election Alternative". A U.S. Holder may also consider making an election to mark its shares to market (a "Mark to Market Election") provided that the applicable shares qualify as marketable (see "Mark to Market Election Alternative", below).

In addition, if a corporation is a PFIC during any particular taxable year and it owns shares of another non-U.S. corporation that is also a PFIC, under certain indirect ownership rules, a disposition (or deemed disposition) of the shares of such other corporation or a distribution received by a PFIC from such other corporation generally may be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, respectively. Any such indirect disposition or indirect distribution will generally be subject to the rules described below (see "The 'No Election' Alternative") in the absence of a QEF election with respect to such PFIC subsidiary. To the extent that a U.S. Holder is subject to tax with respect to an indirect distribution or indirect disposition as described above, certain coordination rules apply that are intended to prevent a U.S. Holder from being subject to additional U.S. federal income tax with respect to such amounts. The indirect distribution and indirect disposition rules are complex and U.S. Holders should consult with their tax advisors regarding the classification of any subsidiaries of a PFIC as PFICs and the potential application of such rules to them in their particular circumstances.

If a U.S. Holder holds shares of a PFIC, such U.S. Holder is required to attach a completed IRS Form 8621 to its tax return for every year in which it recognized gain on a disposition of such shares or received an excess distribution with respect to such shares. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders generally must file an annual information return on IRS Form 8621 with respect to each PFIC in which the holder holds a direct or indirect interest. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. The PrairieSky AIF indicated that PrairieSky shareholders should contact their own tax advisors for information on correctly completing IRS Form 8621, as this information is not available from PrairieSky. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The "No Election" Alternative

If a corporation is classified as a PFIC for any year during which a U.S. Holder has held shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the shares of a PFIC or upon the receipt of any "excess distribution," as defined below. Under these rules:

  •
  any gain or excess distribution will be allocated rateably over the U.S. Holder's holding period;

  •
  the amount allocated to the current taxable year and any year prior to the first year in which the corporation is a PFIC will be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

An "excess distribution", in general, is any distribution on the shares of a PFIC received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for such shares.

Any portion of a distribution paid to a U.S. Holder with respect to shares of a corporation that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of the corporation's current and accumulated "earnings and profits" (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC generally will be ineligible for the preferential tax rates applicable to long-term capital gains. Any such amounts in excess of the company's current and accumulated "earnings and profits" will be applied against the U.S. Holder's adjusted tax basis in its shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain might be treated as an excess distribution.

These rules will continue to apply to the holder even after the corporation ceases to meet the definition of a PFIC, unless the holder elects to be treated as having sold its shares on the last day of the last taxable year in which the company qualified as a PFIC. Any gain recognized on such a deemed sale will be taxed under the special rules described above.

The QEF Election Alternative

A U.S. Holder who elects (an "Electing U.S. Holder") in a timely manner to treat a corporation as a QEF (a "QEF Election") would include in gross income (and be subject to current U.S. federal income tax on) the U.S. dollar value of both its pro rata share of the corporation's ordinary earnings, as ordinary income, and its pro rata share of the corporation's net capital gains, as long-term capital gain, during any taxable years of the U.S. Holder in which the corporation is classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including its corporation-derived ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing U.S. Holder shall not be subject to tax again upon distribution.

Upon the sale or other taxable disposition of shares of a QEF, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which he owns such shares will recognize capital gain or loss for U.S. federal income tax purposes.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. Generally, a U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to its timely filed U.S. federal income tax return for the first taxable year of the non-U.S. corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing U.S. Holder's holding period, the Electing U.S. Holder would continue to be subject to the excess distribution rules described above (see "The 'No Election' Alternative") unless the holder makes certain elections pursuant to the Code which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply. U.S. Holders should consult their U.S. tax advisors regarding the applicability of any such election to them in their particular circumstances, including the appropriate time and manner of making any such election.

The PrairieSky AIF indicated that PrairieSky, in order to allow shareholders the ability to make a QEF election, posts annually a PFIC annual information statement on its website.

Mark to Market Election Alternative

If shares of a PFIC are "marketable," U.S. Holders may be entitled to make a Mark to Market Election, which may alter the tax consequences described above. For purposes of the Mark to Market Election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges within the meaning of applicable Treasury Regulations. The determination of whether a class of stock of a foreign corporation will be treated as regularly traded during any taxable year will depend on the level and extent of trading activity with respect to such stock during such taxable year. U.S. Holders should consult their tax advisor regarding the determination of whether a corporation's shares are treated as "marketable" for purposes of the Mark to Market Election rules.

If shares of a PFIC are treated as marketable stock, a U.S. Holder may avoid the application of the excess distribution rules, at least in part, by electing to mark its shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its shares and the holder's adjusted tax basis in its shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The U.S. Holder's basis in its shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of shares by a U.S. Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years.

With respect to its direct ownership of shares of a PFIC, a U.S. Holder that receives a distribution with respect to its shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely and valid Mark to Market Election in the first year of its holding period during which the corporation is treated as a PFIC. If a U.S. Holder has held shares of a corporation for one or more taxable years during which the corporation is treated as a PFIC and does not make a timely Mark to Market Election with respect to its shares held during the first of those years (even if such election is not available during the first of those years because the stock of the corporation is not marketable), a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

A Mark to Market Election is made on a shareholder-by-shareholder basis and applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a U.S. Holder that has made a mark to market election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. The rules applicable to the interaction of the provisions of the Code applicable to QEF elections and Mark to Market Elections are complex, and U.S. Holders should consult their own advisors, legal counsel or accountants regarding such rules.

Other PFIC Rules

The IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that has not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of shares of a PFIC that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such shares are transferred.

Certain complex rules will apply with respect to a U.S. Holder if a corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses shares of a PFIC as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES TO THEIR COMMON SHARES AND PRAIRIESKY SHARES, HOW THE PFIC RULES MAY AFFECT THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF PRAIRIESKY SHARES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO MITIGATE ADVERSE U.S. TAX CONSEQUENCES OF HOLDING SHARES OF A PFIC.

Information Reporting; Backup Withholding

Payments made within the United States or by a U.S. payor or U.S. middleman of dividends of or on, and proceeds arising from the sale or other taxable disposition of, Common Shares or PrairieSky Shares generally will be subject to information reporting and backup withholding if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to them.

Certain United Kingdom Income Tax Considerations

Taxation

The following comments are a summary of the principal United Kingdom ("UK") income and capital gains tax considerations, are intended as a general guide only and are based on current UK legislation and HM Revenue & Customs ("HMRC") practice as at the date of this Information Circular. These comments deal only with Shareholders who are paid the above-described Return of Capital by Canadian Natural and who receive PrairieSky Shares and/or Cash Distribution as part of the repayment of capital pursuant to the Arrangement. The comments deal only with Shareholders resident for taxation purposes in the UK, who are the absolute beneficial owners of fully paid ordinary shares in Canadian Natural and who hold those shares as an investment. They do not deal with the position of certain classes of Participating Shareholders, such as dealers in securities, persons holding unpaid Common Shares, or persons regarded as having obtained their Common Shares by reason of employment. In addition, this summary does not address the tax consequences applicable to the receipt of the PrairieSky Shares and cash, if any, acquired pursuant to the Arrangement in respect of any Common Shares a Shareholder has acquired, or may become entitled to acquire, under any employee savings plan, share plan, option plan, pension plan, benefit plan, or similar plan.

This summary does not address tax matters of any jurisdiction outside of the UK. Any Shareholders who are in any doubt as to their tax position should consult their professional advisers.

Return of Capital

Management has determined that the amount of the Return of Capital will be less than the "paid-up capital" of the Common Shares and as a result, subject to the comments below, the Return of Capital should qualify as a repayment of capital on the Common Shares under section 1000(1)(B)(a) of the Corporation Tax Act 2010 ("CTA 2010") and no part of the proceeds received by a Shareholder on the Return of Capital should be an income distribution in the Shareholder's hands.

Part 15 CTA 2010 and Chapter 1 of Part 13 of the Income Tax Act 2007 ("Chapter 1 ITA 2007") are anti-avoidance provisions which might be applied to the Return of Capital so as to treat all or part of the receipt as income in the hands of Shareholders within the charge to UK corporation tax and within the charge to income tax respectively.

Canadian Natural would not expect Part 15 CTA 2010 or Chapter 1 ITA 2007 to apply, but Shareholders should satisfy themselves as to the appropriate treatment (after consulting with professional advisors) in light of their own circumstances.

On the basis of the comments above, the Return of Capital should be treated as a part disposal by the Shareholders of the Common Shares for capital gains purposes. The Return of Capital may give rise to a liability to capital gains tax for individuals or corporation tax on chargeable gains for companies depending on the Shareholder's individual circumstances (including the availability of exemptions, reliefs or allowable losses).

If for any reason the Return of Capital does not attract capital treatment, it will be an income distribution and taxed as income in the hands of the Shareholders.

RECOMMENDATION OF THE DIRECTORS

In accordance with the Interim Order issued pursuant to s.193 of the ABCA, an affirmative vote by the holders of 66 2/3% of the Common Shares represented and voted at the meeting is necessary to approve the following resolution. The Board of Directors recommends that Shareholders vote in favour of the Arrangement Resolution. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the Arrangement Resolution.

Shareholders will be asked at the Meeting to approve the following resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

1.
the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) in respect of the Corporation and involving its Shareholders, substantially as set forth in the plan of arrangement (the "Plan of Arrangement") included in Schedule A to the Information Circular, including, for greater certainty, the reduction of the stated capital of the Common Shares in accordance with the Plan of Arrangement, is hereby authorized, approved, confirmed and adopted;

2.
the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement, is hereby authorized, approved and adopted;

3.
the Corporation be, and is hereby, authorized to apply for an order from the Court of Queen's Bench of Alberta to approve the Arrangement on the terms set forth in the Plan of Arrangement (as the same may be or may have been modified or amended);

4.
the Board of Directors of the Corporation is hereby authorized to, in its sole discretion, determine the aggregate amount of Distribution Shares (as such term is defined in the Plan of Arrangement) which determination may be made before or after the Final Order (as such term is defined in the Plan of Arrangement) is granted;

5.
notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the Board of Directors of the Corporation is hereby authorized and empowered, without further notice to, or approval of, the Shareholders: (a) to modify, amend or terminate the Plan of Arrangement to the extent permitted by the Plan of Arrangement; or (b) not to proceed with the Arrangement or to revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement;

6.
any officer or Director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, and deliver or cause to be delivered articles of arrangement, and such other documents as are necessary or desirable, to the Registrar under the Business Corporations Act (Alberta) in accordance with the Plan of Arrangement for filing, and to execute, and, if, appropriate, deliver or cause to be delivered, all other documents and instruments and to perform or cause to be performed all other acts or things as in the opinion of such officers or directors may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

7.
all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects."

 NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is once again providing you with an opportunity to advise us of your view on its approach to executive compensation through a non-binding advisory vote ("Say On Pay"). Our compensation policies and procedures are centered on a pay for performance philosophy and aligned with the long term interests of our shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards and long-term incentives comprised of stock options), our compensation program is designed to:

  •
  Reward the creation of long-term shareholder value.

  •
  Reflect short-, mid- and long-term corporate performance.

  •
  Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is "at risk".

  •
  Be competitive, so as to attract and retain talented individuals.

  •
  Encourage share ownership by employees.

  •
  Align the pay-for-performance approach to executive compensation to the long-term interests of the shareholders.

In deciding how to vote on this proposal, the Compensation Committee encourages you to read the "Letter to Shareholders" and the "Compensation Discussion and Analysis" sections beginning on page 35 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board of Directors, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. The Board of Directors unanimously recommends that you vote in favour of the proposed resolution on the Corporation's approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked, at the Meeting, to approve the following resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

  1.
  On an advisory basis and not to diminish the role and responsibilities of the Board of Directors or that of the Compensation Committee, the shareholders accept the approach to executive compensation as described in the "Compensation Discussion and Analysis" section of the Information Circular dated March 16, 2016 and delivered in advance of the 2016 Annual and Special Meeting of Shareholders."

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

II.        INFORMATION RESPECTING EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

We are pleased to present the Compensation Discussion and Analysis (the "CD&A") detailing the compensation paid to the executives in 2015. This section will help you understand the Corporation's compensation philosophy, practices and approach to executive compensation and why we pay our executives the way we do. The discussion will also give you insight into your company's corporate culture – one of entrepreneurialism with a focus on value-creation – as this culture has been a key element of our success.

Shareholders strongly endorsed Canadian Natural's approach to executive compensation in 2015 – approximately 94% of the shares voted were in favour of Say On Pay. This level of support indicates your appreciation of our current compensation design as well as our clear disclosure and the link between corporate performance and executive pay.

As you know, 2015 was a challenging year for the oil and gas industry, as commodity prices continued to decline from 2014 levels creating ever increasing uncertainty and volatility in the market. The Committee carefully considered these new economic realities faced by the industry, the results of the Say On Pay vote cast by you in 2015, and emerging trends in executive compensation.

We pay for performance. Canadian Natural assessed corporate performance under four categories: 1) financial, 2) strategic, 3) operations, and 4) safety, asset integrity and environmental. Performance under each of these broad categories is assessed through specific metrics each of which has a target and a performance range. The chosen metrics align with the Corporation's strategy, guidance provided to shareholders and overarching goal of creating sustainable long-term value for our shareholders.

With respect to compensation for the Named Executive Officers ("NEOs"), we:

    (i)
    maintained a structured approach in establishing the total compensation to be paid;

    (ii)
    reviewed the performance metrics and the weightings assigned to each metric;

    (iii)
    reviewed year over year performance and 2015 performance relative to established targets;

    (iv)
    reviewed the one, three and five year total shareholder return ("TSR"); and

    (iv)
    reviewed the peer group, the rationale for the choice of peers, peer practices and compensation levels and confirmed our position and mix among those peers and considered other relevant factors.

The Committee also fulfilled its mandate including the review and approval of the executive succession plans as outlined on page 39.

2015 PERFORMANCE

We evaluated Canadian Natural's performance relative to our revised budget in early January 2015. Throughout 2015, the Corporation continued to reduce its capital spending, targeting effective and efficient operations across all segments of its business. Overall in 2015, the Corporation accomplished strong operational performance while maintaining a focus on safety and environmental standards in relation to its established goals:

  •
  Financial:

  –
  Canadian Natural performed in debt to book value, employment of capital and cash flow from operations.

  –
  Canadian Natural underperformed on debt to EBITDA, ROACE and ROE.

  •
  Strategic:   Canadian Natural was successful in executing on our defined plan while transitioning the Corporation to longer life, lower decline production mix. During 2015, the Corporation continued construction of Phase 2B and Phase 3 of its Horizon expansion project. Both Phases remain on schedule and on budget. In 2015, Canadian Natural also completed the sale of its Royalty Package for gross proceeds of $1.66 billion. Consideration for the assets came in the form of cash and shares, allowing the Corporation to immediately increase its liquidity as well as continue its participation in the upside of the Royalty business. The Corporation continued its balanced capital allocation strategy in 2015, with a focus on the highest return on capital projects, opportunistic acquisitions, and returns to shareholders through dividends.

  •
  Operations:  The Corporation executed on its strong operations in 2015 achieving overall production of 852 MBOE/d and operating costs of $15.18/BOE which is within issued guidance. Overall production increased 8% and unit operating costs decreased $1.1 billion over 2014 levels, illustrating the Corporation's focus on effective and efficient operations.

  •
  Safety, asset integrity and environmental:  The Corporation outperformed on recordable injury frequency, total lost time injury frequency, and pipeline leaks while the Corporation performed on Greenhouse Gas ("GHG") emissions intensity.

Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers, outperforming 6 out of 7 companies in its Canadian peer group in 1 year TSR performance. Canadian Natural's 3 year TSR was above the 75th percentile, while the Company's 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

However, our absolute 1 year TSR was -13%. More broadly, we recognize that commodity prices and the operating environment significantly deteriorated for Canadian Natural and its peers in 2015.

2015 Pay Decisions

As a result of the focus on cost control in the current commodity price environment, Canadian Natural did not provide increases in the base salary in 2015. Members of the Corporation's Management Committee took a 19% salary reduction during 2015 and all other employees experienced salary reductions of up to 13%. Through the implementation of salary reductions, the Corporation was able to avoid lay-offs, allowing it to retain the vast majority of its workforce. In recognition of the economic situation facing the Corporation, the Board of Directors also reduced its annual retainer fee by 10% in 2015.

The Committee also recognizes the contributions of executive and employees, notably for the strong operating performance of the Corporation in an extraordinary difficult industry environment. The Committee also maintained the integrity of the formulaic approach to incentive payments. So, having considered the Corporation's results listed above, the Committee awarded a corporate performance score of 85 which results in a bonus and PSU award of 62.5% of target. As a result, NEO Total Compensation declined on average 46%.

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as shareholders while mitigating compensation related risks to the Corporation. As always, we welcome comments and feedback from our shareholders.

Submitted by the members of the Compensation Committee:

Frank J. McKenna (Chair)

Catherine M. Best

Wilfred A. Gobert

Annette M. Verschuren

 COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation's compensation practices, the Board of Directors (the "Board") established a Compensation Committee (the "Committee") comprised solely of independent directors.

The current Directors who were members of the Committee during 2015, are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, auditing, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation's compensation philosophy and programs for executive officers, including the Corporation's Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation's executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair and the President. The Committee's role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing performance.

Risk Considerations

Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risks facing the Corporation, including strategic, operational, cyber and reputational risks. The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance, regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and those steps management has taken to monitor, control and report such exposures.

Compensation Risk – The Compensation Committee assists the Board in monitoring the risks associated with the Corporation's compensation program and practices. The Committee, in reviewing and before approving the Corporation's compensation program, considered such risks. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a Performance Share Unit ("PSU") plan with a capped award level that vests annually over a three year period; and, (iv) common share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting on the 5th anniversary of grant date. The Compensation Committee concluded that the Corporation's compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk, but does encourage and reward prudent business judgment and appropriate risk taking over the short and long term without creating risk that is reasonably likely to have a material adverse impact on the Corporation.

Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board adopted Common Share ownership guidelines for officers of the Corporation. The guidelines require Common Share ownership proportionate to the individual's compensation and position which are:

The Executive Chair, the President and the Chief Operating Officer	4 times base salary
Senior Vice-President	2 times base salary
All other Officers	1 times base salary

Under the guidelines, the individual has 3 years from date of hire or appointment as an officer to acquire and hold the required level of Common Share ownership. Common Share ownership includes Common Shares of the Corporation purchased and held within the Corporation's stock savings plan and any other personal holdings of the individual. As of the date of this Information Circular, each officer meets or exceeds the share ownership requirement of the Corporation.

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. The following table sets forth as of March 16, 2016, the beneficial ownership and market value of the Common Shares of the Corporation held directly and indirectly by the NEOs:

Name	Number of Common Shares Held	Market Value of Common Shares Held(1)	Share Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements

N. Murray Edwards	21,919,732	$793,932,693	4 times	$2,643,844	Exceeds
Steve W. Laut	2,430,353	$88,027,385	4 times	$2,643,844	Exceeds
Tim S. McKay	1,158,154	$41,948,338	4 times	$2,266,152	Exceeds
Corey B. Bieber	179,099	$6,486,965	2 times	$736,500	Exceeds
Réal J. H. Doucet	354,169	$12,828,001	2 times	$878,134	Exceeds
Lyle G. Stevens	752,950	$27,271,849	2 times	$944,230	Exceeds

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on March 16, 2016 is $36.22.

Clawback Policy – The Corporation's clawback policy provides the Compensation Committee with the authority to seek re-imbursement of all or any portion of performance based compensation from any NEO who in the Compensation Committee's determination is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year for which the financial misstatement occurred.

Anti-Hedging Policy – The Corporation's anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Corporation's Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation's securities in broker margin accounts.

Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. ("Hugessen") since 2013. Hugessen's mandate is to support the Committee, developing draft principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation's executive compensation and management's compensation recommendations. In carrying out their mandate, Hugessen met separately with the Chair of the Committee, the other Committee members and with management. The Corporation paid for Committee consulting services provided as indicated in the table below.

	2015	2014

Executive Compensation Related Fees	$65,870	$123,876
All Other Fees	–	–

Total Fees	$65,870	$123,876

Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of sixteen members of the management group including the Executive Chair, the President, the Chief Operating Officer and the Chief Financial Officer and Senior Vice-President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure (1) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (2) enables the continuation of the strong leadership of the Corporation should a member of the management team leave the Corporation; and (3) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for their review, consideration and approval.

Peer Group

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used as a secondary point of reference. The peer group of companies is chosen from oil and gas exploration and production companies that are of similar size as the Corporation, have comparably complex operations, and operate in similar geographical regions. In reviewing the peer group in 2015, the Committee determined that the only peer change necessary would be to replace Talisman Energy Inc. ("Talisman"), as the Company was acquired in the year by Repsol, S.A. Talisman was replaced with Crescent Point Energy Corp., a Canadian exploration and production company, while the remaining peers were determined to be an acceptable comparative group for Canadian Natural. In reviewing the US based secondary "reference" peer group of companies, the Committee determined the peer group to also be appropriate. In our view, the following companies operate in the same or related industries and are comparable in size and scope of operations to the Corporation, and therefore were deemed reasonable peers to benchmark executive compensation:

	FY 2015 Net Revenue ($B)	Total Enterprise Value ($B) Dec. 31, 2015	Production FY 2015 (MBOE/d)

Primary Group (production before royalties)
Cenovus Energy Inc.	$13	$17	280
Enbridge Inc.	34	91	N/A
Encana Corporation(1)	6	10	406
Husky Energy Inc.	17	22	346
Suncor Energy Inc.	30	63	578
Crescent Point Energy Corp.	3	13	164
TransCanada Corp.	11	71	N/A

Average	$16	$41	355

Canadian Natural Resources Limited	$12	$50	852
Secondary Reference Group (production after royalties)
Anadarko Petroleum Corporation	$11	$58	836
Apache Corp.	8	36	535
Devon Energy Corporation	17	39	680
EOG Resources, Inc.	11	62	572
Marathon Oil Corporation	7	20	431

Average	$11	$43	611

(1)
Production reported after royalties.

Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars translated at average 2015 and year end rates where required.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage share ownership and a focus on improving corporate performance. Compensation is comprised of base salary and short-term and longer term performance-conditioned incentive payments. It has worked for our shareholders over the years, and remains aligned with our shareholders' interests:

  •
  Total compensation targeted at the median of similar Canadian oil and gas companies (US peer company pay data is used as a reference only at this time) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural's variable pay and pay at risk is high relative to peers.

  •
  Short term incentive metrics are tied to the budget and guidance announced in January each year.

  •
  A significant proportion of Canadian Natural's compensation is provided through a PSU plan with the grant size based on the prior year's performance.

  •
  The Corporation does not have a pension plan for our NEOs. It has a share savings plan through which the Corporation's Common Shares are purchased – our culture of share ownership is demonstrated by the high participation rate in the plan (approximately 99% employee participation).

  •
  Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position.

  •
  Executive compensation risk is mitigated by linking the short term incentive plan ("STIP") and PSUs to the Corporation's annual guidance, the Committee's use of judgment, the NEO's alignment to shareholders through share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies as well as succession planning.

Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels.

The Committee believes this target pay level, mix and use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation's compensation program. The purpose of the review is to ensure the Corporation's compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Executive Compensation Pay Structure

Named Executive Officers for 2015

The Corporation does not have a chief executive officer but has a corporate management committee which includes two members who are also directors of the Corporation, the Executive Chair and the President. Neither of the two directors who serve on the corporate Management Committee receives fees related to serving as a director. Accordingly, the Corporation has determined that its NEOs should include the two members of the corporate Management Committee who are directors, in addition to the Chief Financial Officer and the next three highest paid members of the corporate Management Committee.

Mr. N. M. Edwards, Executive Chair, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation's stock savings plan. However, he is compensated relative to other Named Executive Officers with compensation based on bonus, PSUs and options to acquire share ownership.

Components of Compensation

1.     Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves its level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile.

2.     Annual Bonus

The Committee believes that incentive or "at risk" compensation motivates individual performance and aligns executive officer performance with the Corporation's objectives and shareholder interests. The cash bonus awarded is based on the Corporation's and the individual's performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2015 Metrics Included:	Weighting

Financial	Balance sheet strength, capital expenditures, ROE, ROACE, cash flow	30%
Strategic	Allocation of cash flow, mid and long term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, pipeline leaks	10%

For NEOs, performance and payouts under the STIP are based on corporate performance. At or below the minimum level of corporate performance, no STIP will be paid; above the maximum level of corporate performance, STIP payouts are capped.

Performance	Approximate Corporate Performance Score	Payout (as a target % of STIP target value)

Min Low Target High Max	60% of target 80% of target 100% of target 120% of target 140% of target	0% 50% 100% 150% 200%

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a bonus award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.

Use of Judgment

As the Corporation operates in a cyclical industry, at times Canadian Natural needs to adjust its short term strategies to deal with rapid changes. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

As an example, Canadian Natural has included a sample calculation for a STIP payout for a senior vice-president with a base salary of $400,000 and a target bonus of 35% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions

Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety, Asset Integrity and Environmental (10%)	90% of target

In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance

Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety, Asset Integrity and Environmental	10.0%	90.0%	9.0%

Total	100.0%	not applicable	106.5%

From the chart on page 42, the corporate performance rating of 106.5% of target results in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 × 35% × 116.25% = $162,750

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Canadian peers. This is consistent with Canadian Natural's compensation approach – that performance-based equity awards should make up a significant portion of the NEOs' total compensation.

Long Term Incentive Plans

1.     Performance Share Unit

The Performance Share Unit ("PSU") Plan provides a grant of shares based on the most recent year's corporate performance. As a result, the plan provides a link to short term performance, alignment to long term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing shares from treasury or granting stock options. The table below summarizes the characteristics of the PSU Plan.

The PSU is granted based on the same corporate performance measures used in the STIP. For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. The PSU has the same expected corporate performance range and related performance award multiplier as the STIP.

Form of award	Common Shares of the Corporation acquired through TSX and NYSE.

Who Participates	Employees and officers of the Corporation. Directors are not eligible to receive Performance Share Units unless they provide ongoing day-to-day management services to the Corporation.

Dividends	Are paid on outstanding, unvested, Performance Share Units.

Vesting	Awards vest equally over a three year period. If the employee leaves the employment of the Corporation for any reason other than retirement at normal retirement age, the unvested Common Shares are forfeited by the employee.

Payout	In Common Shares of the Corporation. The Common Shares purchased under the Performance Share Unit Plan are restricted shares, as they can only be paid out in kind at vesting.

Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.0 times the STIP award.

Performance Measures	The size of the award varies depending upon the corporate performance of the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance is below a threshold level. Future realized values at the time of vesting will reflect stock price performance and reinvested dividends over the vesting period.

2.     Stock Option Plan

The Committee believes that to remain competitive in the crude oil and natural gas industry it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package. These stock options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation's business objectives provided the total number of stock options outstanding at any time is limited to a maximum of 9% of the Corporation's outstanding Common Shares. The table below summarizes the characteristics of the stock option plan.

Form of Award	Option on Common Shares of the Corporation.

Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.

Exercise Price	The exercise price cannot be lower than market value at the time of granting stock options.

Vesting	Annually at 20% per annum over five years commencing one year (for annual performance options) or two years (for options granted to new employees) after granting.

Term	For annual performance options, 5 years with expiry date being 30 days after last vesting.

Payout	The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination	For Named Executive Officers, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee's direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.

Restrictions	No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price options.

In making the determination as to the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table). To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2015 represents 9.8% of options awarded to all employees in 2015. The stock option plan is approved by shareholders every three years and shareholders last approved the plan in 2013.

3.     Stock Savings Plan

The Corporation does not have a pension plan. The Corporation established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates the Corporation's portion of the contributions vests as follows:

  •
  For employees with less than five years of continuous participation in the plan, over a two-year period.

  •
  For employees who have five years of continuous participation in the plan, on January 1 of each year.

  •
  Upon retirement, if normal retirement age reached.

This plan provides additional share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased through TSX.

2015 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chair N. M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	SVP Horizon R. J. H. Doucet	EVP Canadian Conventional L. G. Stevens

Annual Base salary	$1	$661,000	$567,000	$368,000	$439,000	$472,000

Target STIP (Bonus) (% of salary)	*–	120%	50%	35%	35%	35%

Target Total Cash Compensation	$1,070,821	$1,454,200	$850,500	$496,800	$592,650	$637,200

Performance Share Unit (% of bonus)	400%	333%	275%	275%	275%	275%

Option-based LTIP (% of salary)	*–	525%	375%	275%	275%	275%

Total Direct Compensation	$8,824,351	$7,565,806	$3,756,375	$1,863,000	$2,222,438	$2,389,500

*
Executive Chair STIP award is 135% of President's STIP award and his option-based LTIP is equal to the President's option-based LTIP award.

Determining Compensation

Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

The Committee continually reviews the relative merits of the Corporation's compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their "at risk" bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and,

  •
  an evaluation of peer-company market data.

  In addition, the Committee also periodically discuss with external independent compensation consultants to review:

  (i)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (ii)
  compensation trends within the Corporation's geographic area;

  (iii)
  common practices used by companies to compensate employees;

  (iv)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (v)
  other emerging corporate governance practices in executive compensation.

DECISION MAKING PROCESS

2015 Compensation Decisions

Overview of Key 2015 Corporate Results

In 2015, Canadian Natural continued to focus on a disciplined approach to capital allocation, targeting effective and efficient operations across all of its business segments, resulting in reduced capital spending through the year. The Corporation balanced its capital allocation between short-, mid- and long-term projects and returns to shareholders through dividends. This capital allocation provides for near-term production growth while at the same time transitioning the Corporation to a long life, low decline production base requiring lower amounts of reserve replacement capital and generating greater amounts of free cash flow. The following list highlights the Corporation's key results from 2015:

  •
  Canadian Natural successfully executed its capital allocation strategy while generating strong cash flow from operations in the context of sharply falling commodity prices. The Corporation effectively managed its capital expenditures program and executed upon its operational programs with a focus on cost control to effectively deliver value to its shareholders. The Corporation maintained a strong balance sheet, which management and the Board believes is imperative to being able to execute on mid-term and long-term projects throughout commodity price cycles and provides the ability to execute on potential opportunities.

  •
  Overall, total BOE production was well within our target range for 2015, and the Corporation delivered 8% BOE production growth over 2014 levels.

  –
  International production performed as targeted in 2015. Total natural gas production was slightly below expectations due to third party pipeline outages in the second half of 2015.

  –
  Horizon production performed as targeted in 2015. Management's continued focus on safe, steady and reliable operations proved successful in 2015 with no major unplanned downtime and production meeting original targets.

  –
  Thermal in-situ assets at Primrose performed as targeted in 2015, while Kirby South continued to ramp up to its facility capacity of 40,000 bbl/d.

  •
  The Corporation was able to progress its mid and long term projects within its budget for 2015 and completed the sale of its Royalty Package, which adhered to its cash flow allocation principles of maintaining balance sheet strength, returns to shareholders, opportunistic acquisitions, and resource development.

  •
  Overall operating costs met expectations at the lower end of the targeted range and the Corporation delivered cost reductions of 16% from 2014 levels.

  •
  Canadian Natural outperformed on recordable injury frequency, total lost time injury frequency, and pipeline leaks and performed on GHG emissions intensity.

  •
  Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers. Canadian Natural outperformed 6 out of 7 in its Canadian peer group in 1 year TSR performance. Canadian Natural's 3 year TSR was above the 75th percentile, while the Corporation's 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

2015 Performance Scorecard

With the exception of the Corporation's balance sheet metrics, which have been established to reflect all commodity price cycles, the Corporation established its 2015 performance targets in January 2015. The metrics are assigned weightings as indicated below and result in an overall score to be utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation's Management Committee. The Compensation Committee reserves the ability to apply discretion to the performance bonus.

The following table shows the 2015 actuals and compares those to both the 2015 targets and 2014 actual results to assess performance. Canadian Natural exhibited very strong operational performance in 2015 through a continued focus on effective and efficient operations. The Corporation also maintained its emphasis on safety and environmental performance, improving on the results achieved in 2014. Through its sustained commitment to continuous improvement, Canadian Natural's Corporate Performance Scorecard produced a score of 85% of target in 2015.

	Performance Metrics	2014 Actual	2015 Target	2015 Result	Assessment of Performance	Performance Bonus Allocation

Financial (30%)	Balance Sheet Strength:					17.5%
	– Debt to Book	32.6%	25% - 45%	38%	Performed
	– Debt/EBITDA	1.3x	1.8x - 2.2x	2.6x	Underperformed
	Capital Expenditures ($MM)	11,744	6,190 (+/- 5%)	3,853	Performed
	Returns:
	– on equity	14.4%	Improve over 2014	(2.3%)	Underperformed
	– on average capital employed	10.6%	Improve over 2014	(0.9%)	Underperformed
	Cash flow:
	– from operations ($MM)	9,587	5,250 - 5,650	5,785	Performed
	– per Common Share ($)	8.78	4.80 - 5.15	5.29	Performed

Strategic Development of Assets; Capital Allocation (30%)	Mid & long term projects ($MM)	3,521	2,200	2,187	Performed
	Opportunistic Acq/Disp (net) – Royalty Disposition	3,743		(1,389) (1,658)	Performed	22.5%
	Dividends ($MM and $/share)	955 & $0.90	Increase	999 & $0.92	Performed
	NCIB ($MM)	453	Strategic	–	Underperformed

Operations (30%)	Total BOE Production (BOE/d)	790,410	840,000 - 887,000	851,901	Performed	30%
	Total BOE Operating Cost ($/BOE)	18.17	15.00 - 19.00	15.18	Performed

Safety, Asset Integrity and Environmental	Recordable Injury Frequency (per 200,000 hours worked)	0.73	Each metric to compare favourably to 2014 and prior years	0.57	Outperformed	15%
(10%)	Total LTI frequency (per 200,000 hours worked)	0.10		0.05	Outperformed
	GHG emissions intensity (tonnes/BOE)	0.065		0.061	Performed
	Pipeline Leaks (number of leaks/1,000KM of pipeline)	1.94		1.79	Outperformed

Total Corporate Performance Score						85%

Note: A barrel of oil equivalent ("BOE") is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

2015 STIP Award

The Chart below shows the relationship between the Corporate Performance Score of 85% and the actual STIP and PSU multiplier of 62.5%.

The corporate performance score of 85% results in a STIP award of 62.5% of target, and the following awards to the NEOs. Based on the overall corporate performance, the Committee chose not to apply any judgment to the assessment of performance when making compensation decisions this year – Canadian Natural derived compensation for the NEOs from the Performance Scorecard.

Name	Base Salary	Target Incentive (% of base salary)		STIP Performance Multiplier (% of target)	Calculated 2015 STIP Award

N. Murray Edwards	$1	–	(1)	62.5%	$669,000
Steve W. Laut	660,961	120%		62.5%	495,721
Tim S. McKay	566,538	50%		62.5%	177,000
Corey B. Bieber	368,250	35%		62.5%	81,000
Réal J.H. Doucet	439,067	35%		62.5%	96,000
Lyle G. Stevens	$472,115	35%		62.5%	$103,000

(1)
Mr. N.M. Edwards STIP equal to 135% of Mr. S.W. Laut.

2015 Performance Share Unit Award

The corporate performance score of 85% results in a PSU award of 62.5% of target, and the following awards to NEOs.

Name	Base Salary	Target Bonus (% of base salary)		STIP Performance Multiplier (% of target)	PSU as a Multiple of Cash Bonus	Calculated 2015 PSU Award

N. Murray Edwards	$1	–	(1)	62.5%	4.00x	$2,228,513
Steve W. Laut	660,961	120%		62.5%	3.33x	1,650,750
Tim S. McKay	566,538	50%		62.5%	2.75x	486,869
Corey B. Bieber	368,250	35%		62.5%	2.75x	221,525
Réal J.H. Doucet	439,067	35%		62.5%	2.75x	264,126
Lyle G. Stevens	$472,115	35%		62.5%	2.75x	$284,007

(1)
Mr. N.M. Edwards STIP equal to 135% of Mr. S.W. Laut.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2013 – 2015 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate

2015	$28.85	$4.88	4.6	3.2%	0.0%	28.1%	0.82%
	$22.90	$3.52	4.6	4.0%	0.0%	28.7%	0.59%

2014	$35.97	$6.44	4.6	2.5%	0.0%	26.0%	1.4%
	$32.75	$5.56	4.6	2.7%	0.0%	26.4%	1.0%

2013	$34.96	$8.14	4.6	2.3%	0.0%	32.1%	1.6%
	$35.64	$7.84	4.6	2.2%	0.0%	30.1%	1.6%

2015 Stock Option Award and 2015 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix, and the 2015 corporate performance.

The Corporation has an election process whereby 50% of the stock options the Named Executive Officer would receive are allotted but not granted. The NEO must then elect to receive the allotted options, or, elect to receive Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares the NEO would receive in lieu of the options would be determined by multiplying a discounted Black-Scholes-Merton value of a stock option by the number of stock options allotted but not granted. The total arrived at would then be used to buy Common Shares through TSX. The Common Share election has an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO. The Common Shares vest equally to the NEO over three years every November and the NEO must be with the Corporation at time of vesting in order to receive them.

In 2015, Mr. L.G. Stevens elected to receive 50% of his stock option award (62,500 options) as Common Shares. To determine the value Mr. L.G. Stevens would receive for the purchase of Common Shares, the value per option was determined to be $3.35, a discounted value to the Black-Scholes-Merton value of $4.88 per option. The $3.35 was then multiplied by the number of options and is shown in the table below.

Name	Base Salary	Target Incentive (% of base salary)	Target 2015 Stock Option Award	Actual Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2015 LTIP Share Election Above)	2015 Number of Stock Options	2015 Number of Common Shares Elected to Receive(1)

N. Murray Edwards	$1	–	$3,470,250	$2,520,000	–	600,000	–
Steve W. Laut	660,961	525%	3,470,250	2,100,000	–	500,000	–
Tim S. McKay	566,538	375%	2,126,250	1,050,000	–	250,000	–
Corey B. Bieber	368,250	275%	1,012,000	525,000	–	125,000	–
Réal J.H. Doucet	439,067	275%	1,207,250	525,000	–	125,000	–
Lyle G. Stevens	$472,115	275%	$1,298,000	$305,000	$209,375	62,500	8,111

(1)
Shares purchased for 2015 share election at an average price of $25.81.

2015 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the 2015 performance incentive plan designs and the share election described above.

	Executive Chair N. M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	SVP Horizon R. J. H. Doucet	EVP Canadian Conventional L. G. Stevens

Base salary	$1	$660,961	$566,538	$368,250	$439,067	$472,115
STIP (Bonus) (% of salary)	–	80%	42%	24%	25%	24%
STIP (Bonus) ($)	$714,400	$529,200	$238,000	$90,000	$110,000	$115,000

Total Cash Compensation	$714,401	$1,190,161	$804,538	$458,250	$549,067	$587,115

Performance Share Unit (% of bonus)	400%	333%	275%	275%	275%	275%
Performance Share Units ($)	$2,857,600	$1,762,236	$654,500	$247,500	$302,500	$316,250
Option-based LTIP (% of salary)	–	318%	185%	143%	120%	110%
Option-based LTIP ($)	$2,520,000	$2,100,000	$1,050,000	$525,000	$525,000	$514,375

Total Direct Compensation	$6,092,001	$5,052,397	$2,509,038	$1,230,750	$1,376,567	$1,417,740

All other compensation	–	$95,110	$84,754	$56,800	$125,915	$67,724

Total Compensation	$6,092,001	$5,147,507	$2,593,792	$1,287,550	$1,502,482	$1,485,464

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation) among the NEOs for 2015.

	Executive Chair N. M. Edwards	President S. W. Laut	COO T. S. McKay	CFO C. B. Bieber	SVP Horizon R. J. H. Doucet	EVP Canadian Conventional L. G. Stevens

Base salary	–%	13%	23%	30%	32%	33%
STIP (Bonus)	12%	10%	9%	7%	8%	8%
Performance Share Unit	47%	35%	26%	20%	22%	22%
Option-based LTIP	41%	42%	42%	43%	38%	37%

Link between 2015 Corporate Performance and 2015 Named Executive Officer Compensation

During 2015, Canadian Natural performed at a level that produced an aggregate corporate performance score of 85% of target based on the Committee's assessment of corporate performance. This performance score results in a payout of 62.5% of target for the STIP and PSU. The score reflects strong operational performance through continued focus on effectiveness and efficiency, while maintaining our core values for safety, and achieving targets for asset integrity and the environment.

Having considered these results, the Compensation Committee did not apply any discretion to adjust bonus award amounts. The Compensation Committee awarded the President a commensurate level of compensation including a bonus of $529,200 and a performance share unit award of $1,762,236. The Committee also awarded 500,000 stock options after considering both size of the award and its estimated expected value (the estimated value per option declined from 2014). Altogether the President's base salary, bonus, PSU and stock option award and all other compensation, result in a total compensation of $5,147,507. Canadian Natural believes this is consistent with compensation for comparable performance among Canada's larger exploration and production companies for the President role.

Alignment of Corporate Performance and President's Compensation Over Time

Compensation at Canadian Natural is structured to encourage share ownership and an alignment to the long-term interests of shareholders. The table below shows the alignment of corporate performance with the President's compensation over time and also shows:

  •
  the value of realized compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains);

  •
  realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised); and

  •
  the total shareholder return over the period of time since the date of grant.

The table also compares (1) the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2010; and (2) the value of $100 compensation awarded in relation to the value of $100 invested in the common share at the beginning of the periods indicated. The table reaffirms the alignment between the design of the incentive programs and Canadian Natural's relative total shareholder return.

		Actual Total Direct Compensation Value at Dec 31, 2015
	Total Direct Compensation Awarded(1)		Value of $100
Year			Period	Steve W. Laut(2)	Shareholder(3)

2010	$11,599,861	$3,303,429	12/31/2010 to 12/31/2015	$28	$74
2011	6,239,000	2,474,647	12/31/2011 to 12/31/2015	40	85
2012	7,372,115	4,785,610	12/31/2012 to 12/31/2015	65	112
2013	9,135,000	5,465,223	12/31/2013 to 12/31/2015	60	88
2014	$9,407,052	$6,037,857	12/31/2014 to 12/31/2015	$64	$87

(1)
Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)
Represents the actual value for each $100 awarded to Mr. S. W. Laut during the fiscal years indicated.
(3)
Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines Mr. S. W. Laut's awarded compensation level and the Corporation's total shareholder return between 2010 and 2015. In general, changes in the pay levels are consistent with changes in annual total shareholder return of the Company. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2015, the cumulative return to shareholders of an investment in the Common Shares of the Corporation compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

December 31, 2015	2010	2011	2012	2013	2014	2015

Canadian Natural Resources Limited	$100	$87	$66	$84	$85	$74
S&P/TSX Composite Index	$100	$91	$98	$111	$122	$112
S&P/TSX Oil & Gas Exploration & Production Index	$100	$82	$73	$83	$64	$44

Primary Group	1Y TSR – CAD	3Y TSR – CAD	5Y TSR – CAD

Cenovus Energy Inc.	-23%	-41%	-38%
Enbridge Inc.	-20%	17%	88%
Encana Corporation	-54%	-60%	-71%
Husky Energy Inc.	-44%	-43%	-31%
Suncor Energy Inc.	0%	18%	4%
Crescent Point	-32%	-43%	-45%
TransCanada Corp.	-17%	8%	44%
Summary Statistics

P75	-19%	12%	24%
Median	-23%	-41%	-31%
P25	-38%	-43%	-41%

Canadian Natural Resources Limited	-13%	13%	-25%
S&P/TSX Oil & Gas Exploration & Production Index	-32%	-40%	-56%

Note: Source for information of above peers is Bloomberg.

Canadian Natural's 1 year performance as measured by TSR return ranked well against its Canadian peers. Canadian Natural out performed 6 out of 7 in its Canadian peer group in 1 year TSR performance. Canadian Natural's 3 year TSR was above the 75th percentile, while Canadian Natural's 5 year TSR was between the median and the 75th percentile relative to its Canadian peers. Finally, Canadian Natural outperformed the S&P/TSX Oil and Gas Exploration & Production Index for the 1 year, 3 year and 5 year TSR.

EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2015, 2014 and 2013 in respect of each NEO. As shown in the table, the combination of two reductions in salary during the year and lower incentive awards in 2015, resulted in a substantial year over year reduction to Total Compensation awarded to each of the NEOs which averaged approximately 46%.

Summary Compensation Table

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary		Option Based Awards(2)		Annual Incentive Plans(3)		Long Term Incentive Plans(4)		All Other Compensation(1)		Total Compensation

N. Murray Edwards Executive Chair Age 56 Years of service 27	2015 2014 2013	$ $ $	1 1 1	$ $ $	2,520,000 1,932,000 3,196,000	$ $ $	714,400 1,786,000 1,306,000	$ $ $	2,857,600 8,944,000 5,877,000	$ $ $	– – –	$ $ $	6,092,001 12,662,001 10,379,001

Steve W. Laut President Age 58 Years of service 25	2015 2014 2013	$ $ $	660,961 678,462 620,000	$ $ $	2,100,000 3,000,000 3,196,000	$ $ $	529,200 1,323,000 967,000	$ $ $	1,762,236 4,405,590 4,352,000	$ $ $	95,110 96,450 113,828	$ $ $	5,147,507 9,503,502 9,248,828

Tim S. McKay Chief Operating Officer Age 54 Years of service 25	2015 2014 2013	$ $ $	566,538 586,538 543,269	$ $ $	1,050,500 1,500,000 1,997,500	$ $ $	238,000 477,000 353,000	$ $ $	654,500 1,311,750 1,059,000	$ $ $	84,754 84,631 100,799	$ $ $	2,593,792 3,959,919 4,053,568

Corey B. Bieber Chief Financial Officer and Senior Vice-President, Finance Age 52 Years of service 15	2015 2014 2013	$ $ $	368,250 381,923 345,192	$ $ $	525,000 750,000 998,750	$ $ $	90,000 217,000 157,000	$ $ $	247,500 596,750 432,000	$ $ $	56,800 58,162 67,068	$ $ $	1,287,550 2,003,835 2,000,010

Réal J.H. Doucet Senior Vice-President Oil Sands, Projects Age 63 Years of Service 15	2015 2014 2013	$ $ $	439,067 460,962 443,269	$ $ $	525,000 402,500 508,750	$ $ $	110,000 262,000 202,000	$ $ $	302,500 1,095,500 945,625	$ $ $	125,915 131,615 150,049	$ $ $	1,502,482 2,352,577 2,249,693

Lyle G. Stevens Executive Vice-President, Canadian Conventional Age 61 Years of service 21	2015 2014 2013	$ $ $	472,115 489,231 454,615	$ $ $	305,000 402,500 998,750	$ $ $	115,000 278,000 207,000	$ $ $	525,625 1,139,500 569,000	$ $ $	67,724 67,997 81,720	$ $ $	1,485,464 2,377,228 2,311,085

(1)
All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation's contribution to the Corporation's Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation's contribution to the Corporation's stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation's contribution in 2015 as at December 31, 2015 for each NEO who is a participant in the plan and which vested January 1, 2016 is as follows: S. W. Laut, $86,247; T. S. McKay, $73,926; C. B. Bieber, $48,052; R. J. H. Doucet, $57,292 and, L. G. Stevens, $61,605. Mr. R. J. H. Doucet is also paid a site location allowance and site premium. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2015.
(2)
The grant date fair value is determined using Black-Scholes- Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and doing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Corporation's Common Shares on TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 50.
(3)
The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.
(4)
Performance Share Unit Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus and deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX and NYSE, on behalf of the NEO. The PSUs vest equally over three years each May 1 for PSUs awarded for 2015 performance, July 1 for PSUs awarded for 2014 performance and each October 1 for PSUs awarded for 2013 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. If the NEO leaves the employment of the Corporation for any reason before normal retirement age, the unvested Common Shares purchased pursuant to the Performance Share Unit Plan are forfeited by the NEO under the terms of the plan. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares is included.

The table below illustrates the number of shares purchased on behalf of the NEO and the average purchase price per share for each of the three years.

Named Executive Officer	Shares Purchased for 2015 Performance at an Average Purchase Price of $25.81	Shares Purchased for 2014 Performance at an Average Purchase Price of $34.22	Shares Purchased for 2013 Performance at an Average Purchase Price of $35.93

N. Murray Edwards	110,711	208,796	163,549
Steve W. Laut	68,273	128,761	121,111
Tim S. McKay	25,357	38,338	29,471
Corey B. Bieber	9,588	17,441	12,022
Réal J. H. Doucet	11,719	21,058	15,445
Lyle G. Stevens	12,252	22,344	15,835

In addition, the NEOs who elected in 2013, 2014 and 2015 to receive 50% of their stock option award as Common Shares is indicated in the following table.

Named Executive Officer	Shares Purchased for 2015 Share Election at an Average Purchase Price of $25.81	Shares Purchased for 2014 Share Election at an Average Purchase Price of $34.22	Shares Purchased for 2013 Share Election at an Average Purchase Price of $35.93

N. Murray Edwards	–	52,608	–
Réal J. H. Doucet	–	10,960	10,871
Lyle G. Stevens	8,111	10,960	–

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2015. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2015. The Corporation does not have a treasury-based share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested

	500,000	42.24	January 12, 2016	–	–	–
	350,000	36.78	January 13, 2017	–	–	–
	200,000	28.06	January 12, 2018	432,000	–	–
	200,000	28.74	January 16, 2018	296,000	–	–
N. Murray Edwards	200,000	34.96	January 10, 2019	–	–	–
	200,000	35.64	January 11, 2019	–	–	–
	300,000	35.97	January 9, 2020	–	–	–
	300,000	28.85	January 8, 2021	411,000	–	–

	500,000	42.24	January 12, 2016	–	–	–
	300,000	36.78	January 13, 2017	–	–	–
	200,000	28.06	January 12, 2018	432,000	–	–
	200,000	28.74	January 16, 2018	296,000	–	–
Steve W. Laut	200,000	34.96	January 10, 2019	–	–	–
	200,000	35.64	January 11, 2019	–	–	–
	250,000	35.97	January 9, 2020	–	–	–
	250,000	32.75	January 9, 2020	–	–	–
	250,000	28.85	January 8, 2021	342,500	–	–

	200,000	42.24	January 12, 2016	–	–	–
	200,000	36.78	January 13, 2017	–	–	–
	100,000	28.06	January 12, 2018	216,000	–	–
	100,000	28.74	January 16, 2018	148,000	–	–
Tim S. McKay	125,000	34.96	January 10, 2019	–	–	–
	125,000	35.64	January 11, 2019	–	–	–
	125,000	35.97	January 9, 2020	–	–	–
	125,000	32.75	January 9, 2020	–	–	–
	125,000	28.85	January 8, 2021	171,250	–	–

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options or Similar Instruments(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested

	40,000	42.24	January 12, 2016	–	–	–
	45,000	36.78	January 13, 2017	–	–	–
	22,500	28.06	January 12, 2018	48,600	–	–
	22,500	28.74	January 16, 2018	33,300	–	–
Corey B. Bieber	62,500	34.96	January 10, 2019	–	–	–
	62,500	35.64	January 11, 2019	–	–	–
	62,500	35.97	January 9, 2020	–	–	–
	62,500	32.75	January 9, 2020	–	–	–
	62,500	28.85	January 8, 2021	85,625	–	–

	125,000	42.24	January 12, 2016	–	–	–
	125,000	36.78	January 13, 2017	–	–	–
Réal J.H. Doucet	62,500	28.06	January 12, 2018	135,000	–	–
	62,500	34.96	January 10, 2019	–	–	–
	62,500	35.97	January 9, 2020	–	–	–
	62,500	28.85	January 8, 2021	85,625	–	–

	150,000	42.24	January 12, 2016	–	–	–
	150,000	36.78	January 13, 2017	–	–	–
	75,000	28.06	January 12, 2018	162,000	–	–
Lyle G. Stevens	75,000	28.74	January 16, 2018	111,000	–	–
	62,500	34.96	January 10, 2019	–	–	–
	62,500	35.64	January 11, 2019	–	–	–
	62,500	35.97	January 9, 2020	–	–	–
	62,500	28.85	January 8, 2021	85,625	–	–

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2015 is $30.22.

Incentive plan awards – value vested or earned during the year

Name	Share Option based Awards – Value vested during the year(1)	Share-based Awards – Value vested during the year(2)	Non-equity plan compensation – Value earned during the year(3)

N. Murray Edwards	$100,400	$–	$6,076,507
Steve W. Laut	100,400	–	3,608,450
Tim S. McKay	50,200	–	994,825
Corey B. Bieber	11,295	–	395,728
Réal J.H. Doucet	11,625	–	1,450,875
Lyle G. Stevens	$37,650	$–	$688,903

(1)
This is the aggregate net benefit the NEO would have received before tax had the Named Executive Officer exercised the option on date of vesting based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to vesting.
(2)
The Corporation does not have a share-based award program.
(3)
This is the aggregate benefit to the NEO based on the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to vesting of the PSU awards during 2015. PSU awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on the Toronto Stock Exchange, on behalf of the NEO. The Common Shares vest equally over three years. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value of the Common Shares that vested during the year is included.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation

     – All salary and benefit programs cease as at effective date of resignation.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at effective date of resignation are forfeited.
– Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
– Unvested portion of shares in the savings plan and Performance Share Unit as at effective date of resignation is forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited unless Normal Retirement Age is reached.

Retirement

     – All salary and benefit programs cease as at effective date of retirement.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at effective date of retirement are forfeited.
– Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
– Unvested portion of shares in the savings plan and Performance Share Units vest if Normal Retirement Age is reached otherwise forfeited.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Death

     – All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
– Annual cash and Performance Share Units are not paid.
– Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
– Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
– Unvested portion of shares in savings plan and Performance Share Units vest at date of death except for those shares purchased through the share election, which are forfeited.

Termination without cause

     – All salary and benefit programs cease on effective date of termination.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding on Notice Date of termination are forfeited.
– Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
– Unvested portion of shares in savings plan and Performance Share Units is forfeited unless at Normal Retirement Age.
– Severance provided on an individual basis reflecting service, experience and salary level.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

Termination for cause

     – All salary and benefit programs cease on effective date of termination.
– Annual cash and Performance Share Units are no longer paid.
– Unvested options outstanding as at Notice Date of termination are forfeited.
– Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
– Unvested portion of shares in savings plan and Performance Share Units is forfeited unless at Normal Retirement Age.
– Unvested portion of shares in the savings plan purchased through the share election is forfeited.

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested shares upon change of control of the Corporation immediately vest whether or not the employee is terminated upon change of control. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2015.

Name	Base Salary	Cash Bonus	Performance Share Unit(2)	Accelerated Option Vesting(1)	Accelerated PSU Vesting(1)	Share Election Accelerated Vesting(3)

N. Murray Edwards	$–	$–	$2,857,600	$702,200	$5,854,047	$1,059,876
Steve W. Laut	–	–	1,762,236	633,700	3,814,096	–
Tim S. McKay	–	–	854,500	316,850	1,071,973	–
Corey B. Bieber	–	–	247,500	118,385	472,480	–
Réal J. H. Doucet	–	–	302,500	139,625	579,811	910,126
Lyle G. Stevens	$–	$–	$316,250	$194,825	$609,668	$220,807

(1)
The closing price of the Corporation's Common Shares on the Toronto Stock Exchange on December 31, 2015 is $30.22.
(2)
This is the dollar value of the PSU awards for 2015 performance with which Common Shares had not as yet been purchased as at December 31, 2015.
(3)
This is the dollar value of the unvested Common Shares as at December 31, 2015 received in lieu of options under the option election program.

 EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2015	Weighted-average Exercise Price of Outstanding Options	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2015	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2015

Equity compensation plans approved by security holders	74,615,148	$34.88	23,904,955	98,520,103
Equity compensation plans not approved by security holders	–	–	–	–

Total	74,615,148	$34.88	23,904,955	98,520,103

Percent of Outstanding Shares	6.8%		2.2%	9.0%

The Corporation has a long-standing policy of awarding stock options to its Service Providers under the Amended, Compiled and Restated Employee Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group. At the shareholder meeting held on May 6, 2010, the SOP was amended to a "rolling 9%" plan whereby the aggregate number of Common Shares that may be available for issuance from time to time under the Plan as approved by shareholders shall not exceed 9% of the Common Shares. The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by Options which have been exercised shall be available for subsequent grants under the SOP. Pursuant to the rules of TSX, such plans must be presented to the shareholders every three years to obtain approval of stock options unallocated at that time. On May 2, 2013, the Corporation received approval from the shareholders of the unallocated stock options. The unallocated stock options pursuant to the SOP as amended must be re-approved by the shareholders on or before May 2, 2016, however, as the date of the meeting at which the shareholders will consider approving the unallocated stock options is May 5, 2016, no stock options will be granted after May 2, 2016 until such time as the unallocated stock options are approved by the shareholders.

The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. The aggregate number of Common Shares so available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares. The aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options granted to insiders at any time shall not exceed 9% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares.

If an Optionee ceases to be a Service Provider to the Corporation for any reason other than death, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee shall die while being a Service Provider to the Corporation any unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the SOP. Any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than the end of twelve months from date of death.

Shareholders authorized the Board to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation's securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

No amendments have been made to the SOP during 2015.

As at March 16, 2016, the number of Common Shares issuable pursuant to the SOP approved by the shareholders is:

	Number of Securities	Percent of Outstanding Common Shares

To be issued upon exercise of outstanding options	70,160,212	6.4
Available for future issuance	28,425,296	2.6

Total number of securities issuable	98,585,508	9.0

 INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2017 was purchased for a premium of US$744,300. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation or its subsidiaries, any person beneficially owning, or controlling or directing directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's annual and quarterly financial statements and annual and quarterly management's discussion and analysis ("MD&A"). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting "foreign private issuer" under the Securities Act of 1933, as amended, in the United States ("US") and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form ("AIF") with the various securities commissions in such provinces and with the SEC in the US. The Corporation's most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation's website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation's filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation's financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

  Corporate Secretary of the Corporation at:
  2100, 855 – 2nd Street S. W.
  Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 16th day of March 2016

 III.    SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 16, 2016

DOCUMENTS RESPECTING THE PLAN OF ARRANGEMENT

Page
1.	Interim Order	A-2
2.	Plan of Arrangement	A-6
3.	Notice of Originating Application	A-11

SCHEDULE A-1
INTERIM ORDER

COURT FILE NUMBER	1601-03129
COURT	COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
MATTER	IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended
AND IN THE MATTER OF a proposed arrangement in respect of Canadian Natural Resources Limited and its holders of common shares.
APPLICANT	CANADIAN NATURAL RESOURCES LIMITED
RESPONDENT	Not Applicable
DOCUMENT	INTERIM ORDER
ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

OSLER, HOSKIN & HARCOURT LLP
TransCanada Tower
2500, 450 – 1st Street S.W.
Calgary, Alberta, T2P 5H1
Solicitor: Tristram Mallett/Tommy Gelbman
Telephone: (403) 260-7041/(403) 260-7073
Facsimile: (403) 260-7024
Email: tmallett@osler.com/tgelbman@osler.com

DATE ON WHICH ORDER WAS PRONOUNCED:	MONDAY, MARCH 21, 2016
NAME OF JUDGE WHO MADE THIS ORDER:	JUSTICE C.M. JONES
LOCATION OF HEARING:	CALGARY, ALBERTA

        UPON the Originating Application (the "Application") of Canadian Natural Resources Limited ("Canadian Natural") pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA");

        AND UPON reading the Application, the affidavit of Paul M. Mendes, Vice-President, Legal, General Counsel and Corporate Secretary of Canadian Natural, sworn on March 21, 2016 (the "Affidavit") and the documents referred to therein;

        AND UPON HEARING counsel for Canadian Natural;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the capitalized terms not defined in this Order (the "Order") shall have the meanings attributed to them in the draft information circular of Canadian Natural, which is attached as Exhibit A to the Affidavit; and

  (b)
  all references to "Arrangement" used herein mean the arrangement as set forth in the plan of arrangement attached as Schedule "A" to the information circular of Canadian Natural (the "Information Circular").

IT IS HEREBY ORDERED THAT:

General

1.
Canadian Natural may seek approval of the Arrangement as described in the Information Circular by the holders (the "Shareholders") of common shares of Canadian Natural ("Common Shares") in the manner set forth below.

The Meeting

2.
Canadian Natural may call and conduct an annual and special meeting (the "Meeting") of the Shareholders on or about May 5, 2016. At the Meeting, the Shareholders will consider and vote upon a resolution to approve the Arrangement substantially in the form included in the Information Circular (the "Arrangement Resolution") and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

3.
A quorum of Shareholders is present at the Meeting in respect of the approval of the Arrangement, irrespective of the number of persons actually present at the Meeting, if the holders of five percent of the Common Shares entitled to vote at the Meeting are present in person or represented by proxy. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place; and if at such adjourned meeting a quorum is not present, the members present, if at least two, shall be a quorum for all purposes.

4.
Each Common Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.

5.
The record date for the Shareholders entitled to receive notice of and vote at the Meeting shall be the close of business on March 16, 2016 (the "Record Date"). Only those Shareholders whose names have been entered on the register of holders of Common Shares as at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting provided that, to the extent a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed Common Share certificates or otherwise establishes ownership of such Common Shares and demands, not later than 10 days before the Meeting, to be included on the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

6.
The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of Canadian Natural in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the ABCA or the articles or by-laws of Canadian Natural, the terms of this Order shall govern.

Conduct of the Meeting

7.
The only persons entitled to attend the Meeting shall be the Shareholders or their authorized proxy holders, Canadian Natural's directors and officers and its auditors, Canadian Natural's legal counsel, representatives and legal counsel of other parties to the Arrangement, and such other persons who may be permitted to attend by the Chair of the Meeting.

8.
The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting (voting together as a single class), not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes.

9.
To be valid, a proxy must be deposited with the scrutineer for the Meeting in the manner described in the Information Circular.

10.
The accidental omission to give the notice of the Meeting or the non-receipt of notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Adjournments and Postponements

11.
Canadian Natural is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as Canadian Natural deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as Canadian Natural determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

12.
Subject to the Arrangement, Canadian Natural is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in the manner contemplated by the Arrangement. The Arrangement so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

13.
Canadian Natural is authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, form of proxy ("Proxy"), notice of the Meeting ("Notice of Meeting"), and notice of Application ("Notice of Application") as it may determine, and Canadian Natural may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by Canadian Natural. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)
Canadian Natural shall advise the Shareholders of the material change or material fact by disseminating a news release (a "News Release") in accordance with applicable securities laws and the policies of the Toronto Stock Exchange; and

(b)
provided that the News Release describes the applicable material change or material fact in reasonable detail, Canadian Natural shall not be required to deliver an amendment to the Information Circular to the Shareholders or otherwise give notice to the Shareholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

Notice

14.
The Information Circular, substantially in the form attached as Exhibit A to the Affidavit, with such amendments thereto as Canadian Natural or its counsel may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the notice of Meeting, the Application, the Proxy, the Notice of Application and this Order, together with any other communications or documents determined by Canadian Natural as necessary or advisable (collectively, the "Meeting Materials"), shall be sent to those Shareholders who hold Common Shares, as of the Record Date, the directors of Canadian Natural and the auditors of Canadian Natural, by one or more of the following methods:

(a)
in the case of registered Shareholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Canadian Natural as of the Record Date not later than 21 days prior to the Meeting;

(b)
in the case of non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54-101 — Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c)
in the case of the directors and auditors of Canadian Natural, by email, pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

15.
Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders, the directors and auditors of Canadian Natural of:

(a)
the Application;

(b)
this Order;

  (c)
  the Notice of Meeting; and

  (d)
  the Notice of Application.

Final Application

16.
Subject to further order of this Court, and provided that the Shareholders have approved the Arrangement in the manner directed by this Court and the directors of Canadian Natural have not revoked their approval, Canadian Natural may proceed with an application for a final Order of the Court approving the Arrangement (the "Final Order") on May 6, 2016 at 10:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, Canadian Natural, all Shareholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

Interested Persons

17.
Any Shareholder or other interested party (each an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Canadian Natural, on or before 5:00 p.m. (Calgary time) on April 29, 2016, a notice of intention to appear including the Interested Party's address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on Canadian Natural shall be effected by service upon the solicitors for Canadian Natural, such service to be effected by delivery to the address below:

    Osler, Hoskin & Harcourt LLP
    Suite 2500, 450 – 1st Street S.W.
    Calgary, AB T2P 5H1

    Attention: Tristram Mallett

18.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 17 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

19.
Canadian Natural is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Fiat

20.
Leave is granted to file this Order, the Affidavit, and the Application on the same day.

"C. Jones" Justice of the Court of Queen's Bench of Alberta

SCHEDULE A-2

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1    Definitions

In this Plan of Arrangement, the following terms shall have the respective meanings set forth below:

  "ABCA" means the Business Corporations Act (Alberta), R.S.A 2000, c. B-9;

  "Arrangement" means the arrangement under Section 193 of the ABCA as set out in this Plan of Arrangement, as the same may be amended in accordance with Article 5 of this Plan of Arrangement;

  "Arrangement Resolution" means the special resolution of Shareholders approving the Arrangement to be considered and voted upon at the Meeting;

  "Articles of Arrangement" means the articles of arrangement of CNRL relating to the Arrangement, required by Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

  "Board of Directors" means the board of directors of CNRL;

  "Business Day" means any day:

  (a)
  which is not a Saturday, a Sunday or a day observed as a statutory or civic holiday under applicable Law in Alberta, Canada; and

  (b)
  on which the principal commercial banks are generally open for business during normal banking hours in the City of Calgary;

  "Cash Distribution" means the amount of cash distributed to a Participating Shareholder as part of the Arrangement in connection with any Fractional Amount pursuant to the operation of Section 4.2 hereof in order to satisfy any remaining obligation of CNRL in connection with such Participating Shareholders' Shareholder Claim following the distribution of the Distribution Shares pursuant to Section 3.1(c) hereof;

  "Certificate of Arrangement" means the certificate or certificates or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA giving effect to the Arrangement;

  "Circular" means the notice of the Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto and instrument of proxy, to be sent to, among others, the Shareholders of record in accordance with the Interim Order in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

  "CNRL" means Canadian Natural Resources Limited, a corporation existing under the laws of the Province of Alberta;

  "CNRL Shares" means the issued and outstanding common shares in the capital of CNRL;

  "Court" means the Court of Queen's Bench of Alberta in Calgary, Alberta;

  "Distribution Shares" means all of the PrairieSky Shares to be distributed to Shareholders in satisfaction of CNRL's obligations in connection with the Return of Capital (excluding, for the purposes of this definition, the operation of Section 4.2 hereof), which shall be determined by the Board of Directors, in its discretion, at any time, prior to the Effective Time and which shall, in any event, be not less than 0.02 PrairieSky Shares for each CNRL Share outstanding at the last moment in time on the Record Date, rounded to the nearest whole share;

  "Effective Date" means the date on which the Arrangement will become effective in accordance with the ABCA which date shall be determined by the Board of Directors in its discretion. Notwithstanding the foregoing, the Effective Date shall be at least seven Trading Days following the date on which the Articles of Arrangement are filed with the Registrar and the Certificate of Arrangement is issued;

  "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

  "Fair Market Value" means the volume-weighted average trading price of a single PrairieSky Share on the Toronto Stock Exchange during the five trading days immediately preceding the Effective Date;

  "Final Order" means the final order of the Court approving the Arrangement to be granted pursuant to paragraph 193(9)(a) of the ABCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

  "Fractional Amount" shall have the meaning ascribed to it in Section 4.2 hereof;

  "Governmental Authority" means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity:

  (a)
  having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

  (b)
  exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

  "Interim Order" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court;

  "Laws" means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority or self-regulatory authority, including the Toronto Stock Exchange and the New York Stock Exchange;

  "Meeting" means the annual and special meeting of the Shareholders of record, including any adjournment or postponement thereof to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

  "Participating Shareholder" has the meaning ascribed to it in Section 3.1(b) hereof;

  "Person" includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

  "Plan of Arrangement", "herein", "hereunder" and similar expressions mean this plan of arrangement under Section 193 of the ABCA, and any amendments or variations hereto made in accordance with Article 5 of this Plan of Arrangement;

  "PrairieSky" means PrairieSky Royalty Ltd., a corporation existing under the laws of the Province of Alberta;

  "PrairieSky Shares" means common shares in the capital of PrairieSky;

  "Record Date" means the record date established by CNRL to determine which Shareholders of record are entitled to participate in the Return of Capital, which shall be the last Trading Day prior to the Effective Date;

  "Registrar" means the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations duly appointed pursuant to Section 263 of the ABCA;

  "Return Amount" means the dollar amount obtained by multiplying the aggregate number of Distribution Shares by the Fair Market Value;

  "Return of Capital" has the meaning ascribed to it in subsection 3.1(a) hereof;

  "Shareholder" means a registered or beneficial holder of CNRL Shares, as the context requires;

  "Shareholder Claim" has the meaning ascribed to it in Section 3.1(c) hereof;

  "Stated Capital Account" means the account maintained by CNRL in respect of the CNRL Shares in accordance with Section 28 of the ABCA;

  "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. l (5th Supp.); and

  "Trading Day" means a day on which both the Toronto Stock Exchange and New York Stock Exchange are open for trading.

1.2    Headings

Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.3    Number and Gender

In this Plan or Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4    Statutory References

A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

1.5    Currency

Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

ARTICLE 2
BINDING EFFECT OF THE PLAN OF ARRANGEMENT

2.1    Plan of Arrangement Binding

Upon the filing of the Articles of Arrangement, this Plan of Arrangement and the Arrangement shall become effective and be binding on:

  (a)
  CNRL;

  (b)
  the Shareholders;

  (c)
  PrairieSky;

  (d)
  the registrar and transfer agent in respect of the PrairieSky Shares; and

  (e)
  all other Persons as provided in Subsection 193(13) of the ABCA,

at, and after, the Effective Time, without any further act or formality required on the part of any Person.

ARTICLE 3
THE ARRANGEMENT

3.1    The Arrangement

The following events set out in this Section 3.1 shall occur and shall be deemed to occur consecutively in the following order, beginning at the Effective Time, without any further authorization, act or formality:

  (a)
  CNRL shall become obligated to make a return of capital to Shareholders in an amount equal to the Return Amount as a reduction of capital recorded in the Stated Capital Account in accordance with Section 38(1)(b) of the ABCA (the "Return of Capital") and shall reduce the amount recorded in the Stated Capital Account by an amount equal to the Return Amount in accordance with Section 39(3) of the ABCA.

  (b)
  Each Shareholder of record at the last moment in time on the Record Date (a "Participating Shareholder") shall be entitled to receive from CNRL its pro rata portion of the Return of Capital and the entitlement of each such Participating Shareholder to its pro rata portion of the Return of Capital is referred to herein as a "Shareholder Claim".

  (c)
  Subject to the operation of Section 4.2 hereof, CNRL shall satisfy its obligations to Participating Shareholders in connection with the aggregate Shareholder Claims through the transfer of the

    Distribution Shares to the Participating Shareholders on a pro rata basis in respect of each CNRL Share outstanding at the last moment in time prior to the Effective Time.

  (d)
  CNRL shall satisfy the remainder of its obligations to Participating Shareholders in connection with the outstanding portion of the aggregate Shareholder Claims, through the payment of the Cash Distribution to each Participating Shareholder entitled to receive such distribution pursuant to the operation of Section 4.2 hereof.

  (e)
  Upon completion of the transfer of the Distribution Shares to Participating Shareholders in the manner set out in Subsection 3.1(c) above and the payment of the Cash Distribution pursuant to Section 3.1(d) above, CNRL shall be deemed to have satisfied in full all of its obligations to Shareholders in connection with the Shareholder Claims and Shareholders shall cease to have any further rights against CNRL in connection with such Shareholder Claims or the Return of Capital.

3.2    Effect of the Arrangement

  (a)
  Upon the transfer of Distribution Shares to Participating Shareholders pursuant to Subsection 3.1(c) above, CNRL shall cease to be the holder of the PrairieSky Shares so transferred and the name of CNRL shall be removed from the register of holders of PrairieSky Shares in respect of such PrairieSky Shares; and

  (b)
  Each Participating Shareholder entitled to receive PrairieSky Shares in connection with the Arrangement shall at the Effective Time become the holder of record of the PrairieSky Shares transferred to such Participating Shareholder pursuant to this Plan of Arrangement free and clear of any and all liens, claims and encumbrances attaching to such securities, and the name of such Participating Shareholder shall be added to the register of holders of PrairieSky Shares in respect of the PrairieSky Shares so transferred.

ARTICLE 4
PAYMENTS

4.1    Withholding Rights

CNRL shall be entitled to deduct and withhold from, or in respect of, all payments or distributions in respect of the CNRL Shares, such amounts as CNRL determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and are remitted to the applicable Governmental Authority, such withheld or deducted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. CNRL is hereby authorized to sell or otherwise dispose of any portion of the consideration otherwise deliverable to a holder of CNRL Shares as is necessary to provide sufficient funds to CNRL to enable it to comply with such deduction or withholding requirement and CNRL shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.2    No Obligation to Deliver Less than Twenty Whole PrairieSky Shares

Not less than twenty (20) whole PrairieSky Shares shall be distributed to a Participating Shareholder in connection with the Return of Capital and this Arrangement. Where a Participating Shareholder would, but for the operation of this Section 4.2, be entitled to receive less than twenty (20) whole PrairieSky Shares (such number of PrairieSky Shares less than twenty (20) whole PrairieSky Shares is referred to herein as the "Fractional Amount") in connection with the Return of Capital and this Arrangement, such Participating Shareholder will receive, in lieu of such Fractional Amount, a cash payment from CNRL equal to the number of whole or part PrairieSky Shares represented by such Fractional Amount, multiplied by the Fair Market Value, provided that the resulting amount is at least $1.00. Where the resulting cash payment would be less than $1.00, CNRL will be under no obligation to and will not make any payment in lieu of such Fractional Amount.

4.3    Fractional Entitlements

No fractional PrairieSky Shares will be transferred to Participating Shareholders entitled to receive PrairieSky Shares pursuant to this Arrangement. Where a Participating Shareholder entitled to receive PrairieSky Shares pursuant to this Arrangement would otherwise be entitled to a fractional PrairieSky Share under the Arrangement, such Participating Shareholder will receive, in lieu of such fractional share, a cash payment from CNRL equal to the fraction of a PrairieSky Share otherwise distributable multiplied by the Fair Market Value, provided that the resulting amount is at least $1.00. Where the resulting cash payment would be less than $1.00, CNRL will be under no obligation to and will not make any payment in lieu of such fractional share.

4.4    Nature of Plan of Arrangement

The parties subject to the Plan of Arrangement acknowledge and agree that it is to be viewed as a compromise between CNRL and its Shareholders within the meaning of Section 193(1)(h) of the ABCA with respect to the obligations of CNRL in connection with the Return of Capital.

ARTICLE 5
AMENDMENTS

5.1    Amendments to Plan of Arrangement

  (a)
  CNRL may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be:

  (i)
  set out in writing;

  (ii)
  filed with the Court and, if made following the Meeting, approved by the Court; and

  (iii)
  communicated to Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by CNRL at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting and prior to the Effective Time shall be effective only if:

  (i)
  it is consented to in writing by CNRL; and

  (ii)
  if required by the Court, it is consented to by Shareholders in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by CNRL, provided that it concerns a matter which, in the reasonable opinion of CNRL, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholder.

SCHEDULE A-3
NOTICE OF ORIGINATING APPLICATION

COURT FILE NUMBER	1601-03129
COURT	COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
APPLICANT	CANADIAN NATURAL RESOURCES LIMITED
IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended
AND IN THE MATTER OF a proposed arrangement in respect of Canadian Natural Resources Limited and its holders of common shares.
DOCUMENT	ORIGINATING APPLICATION
ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

OSLER, HOSKIN & HARCOURT LLP
TransCanada Tower
2500, 450 – 1st Street S.W.
Calgary, Alberta, T2P 5H1
Telephone: (403) 260-7041/(403) 260-7073
Facsimile: (403) 260-7024
Attention: Tristram Mallett/Tommy Gelbman

The application is to be heard as shown below:

DATE:	March 21, 2016
TIME:	11:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard
WHERE:	Calgary Courts Centre 601 – 5th Street S.W. Calgary, Alberta
BEFORE:	The Honourable Justice C.M. Jones

Introduction:

1.
This Originating Application (the "Application") is filed on behalf of Canadian Natural Resources Limited ("Canadian Natural") for approval by this Honourable Court of a proposed arrangement pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), in respect of Canadian Natural and the holders ("Shareholders") of common shares of Canadian Natural ("Common Shares").

2.
The proposed arrangement will be effected by way of a Court approved plan of arrangement (the "Arrangement"). The Arrangement is included in Schedule "A" to the management information circular of Canadian Natural, a draft (in substantially final form) of which is attached as Exhibit A to the Affidavit of Paul M. Mendes, Vice-President, Legal, General Counsel and Corporate Secretary of Canadian Natural, sworn March 21, 2016, to be filed herein (the "Affidavit").

Basis for this Application:

3.
Canadian Natural is a corporation existing under the provisions of the ABCA, with its head and registered offices located in Calgary, Alberta. Canadian Natural is a "reporting issuer", as that term is defined in applicable securities legislation, in all of the provinces of Canada. The Common Shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "CNQ".

4.
The board of directors of Canadian Natural (the "Board") has unanimously determined that the Arrangement is in the best interests of Canadian Natural and is recommending that the Shareholders vote in favour of the Arrangement.

5.
It is impracticable to effect the result contemplated by the Arrangement under any provision of the ABCA other than Section 193 thereof.

6.
The final order of this Honourable Court approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the distribution of the common shares in the capital of PrairieSky Royalty Ltd. owned by Canadian Natural and, if applicable, one of its affiliates, to the Shareholders pursuant to the Arrangement.

Remedy Sought:

7.
Canadian Natural respectfully requests the following:

(a)
an interim order (the "Interim Order") and directions providing for, among other things:

(i)
the calling and holding of an annual and special meeting (the "Meeting") of the Shareholders to, among other things, consider and vote upon the proposed Arrangement;

(ii)
the giving of notice of the Meeting;

(iii)
the manner of conducting the vote of the Shareholders at the Meeting;

(iv)
the return of this Application; and

(v)
such other matters as may be required for the proper consideration of the Arrangement;

(b)
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair, substantively and procedurally, to the Shareholders and the other persons affected by the Arrangement;

(c)
an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA and pursuant to the terms and conditions of the Arrangement;

(d)
a declaration that the Arrangement will, upon the filing of the articles of arrangement that give effect to the Arrangement and the issuance of the proof of filing thereof pursuant to the provisions of Section 193 of the ABCA, become effective under the ABCA in accordance with its terms and will be binding on and after the Effective Time, as defined in the Arrangement;

(e)
an order deeming service of notice of this Application on all parties good and sufficient; and

(f)
such other and further orders, declarations and directions as the Court may deem just.

Affidavit or Other Evidence to be Used in Support of this Application:

8.
The Affidavit.

9.
Such further and other material as counsel of Canadian Natural may advise and this Honourable Court permits.

Applicable Acts and Regulations:

10.
The Business Corporations Act, R.S.A. 2000, c. B-9, as amended, specifically Section 193.

11.
Such further and other acts and regulations as counsel may advise and this Honourable Court may permit.

Any Irregularity Complained of or Objection Relied on:

12.
None.

How the Application is proposed to be heard or considered:

13.
In person.

 SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 16, 2016

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the "Board") continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation's corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted with all independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the New York Stock Exchange ("NYSE") Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Nine of the 11 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independent standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C. M. Best and Messrs. T. W. Faithfull, G. A. Filmon, C. L. Fong, G. D. Giffin, W. A. Gobert, F. J. McKenna, and D. A. Tuer and Ms. A. M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The two remaining Directors, Messrs. N. M. Edwards and S. W. Laut who, as part of the senior Management Committee of the Corporation have been determined by the Nominating, Governance and Risk Committee and the Board to be non-independent.

The following table illustrates the independent status of each director nominee. The proposed nominees consist of 9 nominees out of 11 (82%) being independent.

	Independent No Material Relationship	Management	Reason for Non-independent Status

Catherine M. Best	X

N. Murray Edwards		X	Member of Corporate Management Committee

Timothy W. Faithfull	X

Honourable Gary A. Filmon	X

Christopher L. Fong	X

Ambassador Gordon D. Giffin (Lead Independent Director)	X

Wilfred A. Gobert	X

Steve W. Laut		X	Member of Corporate Management Committee

Honourable Frank J. McKenna	X

David A. Tuer	X

Annette M. Verschuren	X

The Board functions independently of management and appoints the Chair. The Executive Chair is considered non-independent. In 2015 the Board re-appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee as Lead Independent Director.

Lead Independent Director

The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in-camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation's annual meeting of shareholders.

Other Issuer Directorships

The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under "Election of Directors" beginning on page 4.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation's independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation's independent reserves evaluators at each meeting the independent reserves evaluators attend.

Average attendance rate in 2015 for all Board meetings held during the year is 99%. For more detailed information regarding the number of Board and Board committee meetings held during 2015 and the attendance of each director at these meetings, refer to the table under "Election of Directors" beginning on page 4.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board's commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of 16 members of the senior management group including the Chair of the Board and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board's mandate is set out as Schedule "C" to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  ensure that the Corporation's management implemented a system of internal controls over financial reporting and monitors its effectiveness;

  b)
  monitor and oversee the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

  c)
  review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;

  d)
  select and recommend to the Board for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

  e)
  monitor the independence, qualifications and performance of the Corporation's independent auditors;

  f)
  oversee the audit of the Corporation's financial statements;

  g)
  monitor the performance of the internal audit function;

  h)
  establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters;

  i)
  provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,

  j)
  review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of present and former external auditors.

Audit Committee Financial Expert

All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is Chair of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The Corporation's Annual Information Form contains additional information on the Audit Committee and its members under the section entitled "Audit Committee Information" which includes a full transcript of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation's compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

  •
  the expertise and experience of the individual;

  •
  the overall performance of the Corporation; and

  •
  an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants:

  (I)
  processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;

  (II)
  compensation trends within the Corporation's geographic area;

  (III)
  common practices used by companies to compensate employees;

  (IV)
  other trends in compensation practices for incentivizing and compensating employees; and,

  (V)
  other emerging "best practices" in executive compensation.

The Compensation Committee is comprised entirely of independent directors. The Compensation Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  review and approve the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long term shareholder interest; and (iv) provides competitive compensation opportunities;

  b)
  selection and retention of compensation consultants and approval of their fees and services to be provided;

  c)
  consider the implications of the risks associated with the Corporation's compensation policies and practices as they relate to executive compensation;

  d)
  approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;

  e)
  review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation's management resources, structure, succession planning, development and selection process as well as the performance of key executives;

  f)
  review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation's pension plan which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;

  g)
  review management's Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,

  h)
  periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.

Health, Safety, Asset Integrity and Environmental Committee

The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof;

  b)
  generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;

  c)
  monitor the Corporation's performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;

  d)
  review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;

  e)
  assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and,

  f)
  review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self-assessment of the Board's performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

Experience Description	Directors with relevant experience

Accounting/Finance	6
Executive Leadership/Compensation	11
Economics/Business	11
Engineering/Technical	4
Governance	9
Government/Regulatory	9
Health, Safety/Environmental	7
International Business	6
Law	2
Oil and Gas Industry	7
Risk Management	10

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors' compensation and makes recommendations to the Board designed to ensure the directors' compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;

  b)
  recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

  c)
  provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;

  d)
  provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;

  e)
  annually evaluate the performance of each Director;

  f)
  identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next annual meeting of shareholders;

  g)
  review and recommend periodically to the Board, the Corporation's compensation for directors of the Corporation;

  h)
  ensures the Corporation's management has implemented and maintains an effective enterprise risk management program;

  i)
  review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;

  j)
  review annually the Corporation's Code of Integrity, Business Ethics and Conduct policy; and

  k)
  review annually the Corporation's Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee's primary duties and responsibilities as stated in its charter include to:

  a)
  generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves;

  b)
  appoint the independent qualified evaluating engineers and approve their remuneration;

  c)
  report to the Board on the Corporation's petroleum and natural gas reserves; and,

  d)
  if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves and the filing of same with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation's business, current issues, and corporate strategies. They also receive a Director's Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40-F. They receive a copy of the Corporation's Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director's duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs through key business area presentations, business updates and operations site visits as appropriate. In 2015 detailed presentations to the Board were conducted on the Corporation's (i) Horizon oil sands mining operations and execution strategy and tie-in of Phase 2B; (ii) conventional operations and management organization structure; (iii) employment contribution to the Alberta economy, leadership in research and technology,community investment and factors employed in determining project investment; and, (iv) unconventional assets. Each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

In the interest of Board renewal the Board of Directors established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the "Code"). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation's securities. The Code is designed to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation's anonymous toll-free hot-line.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board's knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information" on page 61.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management's presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

Diversity and Board Renewal

The Directors support diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. At present, the Board has two women, representing 18% of the Board composition today. The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is eleven. As attrition occurs, the Board is committed to the principle of enhancing the diversity of its members, with an emphasis on identifying and recruiting additional qualified female directors.

While the Corporation does not have a policy that specifically targets a definitive number of women in executive positions, there is a similar desire to ensure diversity in senior management roles. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently the Corporation has 35 women in manager positions including 4 women vice-presidents; one of whom is a member of the senior management team of sixteen, and approximately 300 women who are in supervisory and/or technical roles.

The Board has not adopted term limits for directors. It is felt that term limits can disadvantage the Corporation by it being deprived of the contributions of Directors who have developed an understanding of and insight into the Corporation, knowledge of its industry, operations and management, whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. Board renewal is attained through the Board's retirement policy and through regular Board and Director performance assessments. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors serving on the Board. Over the past six years, three independent and 1 management director retired from the Board. Four independent directors have joined the Board during this time adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience.

The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 as amended (the "Exchange Act")) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A-3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation's CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation's compliance with audit committee requirements of Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member's independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation's current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation's annual report to shareholders.

SCHEDULE "C" TO INFORMATION CIRCULAR DATED MARCH 16, 2016

CANADIAN NATURAL RESOURCES LIMITED (the "Corporation")

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

  1.
  monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;

  2.
  review, and, where appropriate, approve the Corporation's major financial objectives, plans and actions;

  3.
  with the assistance of its standing committees, the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  4.
  succession planning; including appointing, training and monitoring senior management;

  5.
  a communication and disclosure policy for the Corporation; and,

  6.
  the integrity of the Corporation's internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Independent Director

The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.

Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company.

While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board's retirement policy Directors will not stand for re-election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

  1.
  Audit Committee;

  2.
  Compensation Committee;

  3.
  Nominating, Governance and Risk Committee;

  4.
  Reserves Committee; and

  5.
  Health, Safety, Asset Integrity and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self-assessment of the Board's performance, Directors' performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self- evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation's Directors' compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director's fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

The Board has also established share ownership guidelines for officers of the Corporation. Share ownership guidelines are based on a multiple of base salary; the Executive Chair, the President and the Chief Operation Officer, four (4) times base salary; the Executive Vice-Presidents and the Senior Vice-Presidents, two (2) times base salary; and, all other officers, one (1) time base salary.

Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long-term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.

DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation's Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

  Canadian Natural Resources Limited
  C/O Corporate Secretary
  #2100, 855 – 2nd St. S. W.
  Calgary, Alberta
  T2P 4J8

  Depending on the subject matter, the Corporate Secretary will:

  •
  Forward the communication to the director to whom it is addressed;

  •
  Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or

  •
  Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies' regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

QuickLinks

  Exhibit 99.1
CANADIAN NATURAL RESOURCES LIMITED NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY MAY 5, 2016
I. INFORMATION ON ITEMS TO BE ACTED UPON
SOLICITATION OF PROXIES
INFORMATION CONCERNING VOTING
NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF
BUSINESS OF THE MEETING
RECEIVING THE ANNUAL REPORT
ELECTION OF DIRECTORS
DIRECTOR COMPENSATION
APPOINTMENT OF AUDITORS
STOCK OPTION PLAN
INFORMATION REGARDING THE PLAN OF ARRANGEMENT Background To The Arrangement
Effect Of The Arrangement
Procedure For The Arrangement To Become Effective
Timing
Information Regarding PrairieSky
Certain Canadian Federal Income Tax Considerations
Certain U.S. Federal Income Tax Considerations
Certain United Kingdom Income Tax Considerations
RECOMMENDATION OF THE DIRECTORS
NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
OTHER MATTERS
II. INFORMATION RESPECTING EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE
COMPENSATION DISCUSSION AND ANALYSIS
EQUITY COMPENSATION PLAN INFORMATION
INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
ADDITIONAL INFORMATION
APPROVAL OF CIRCULAR
III. SCHEDULES TO THE INFORMATION CIRCULAR
ARTICLE 2 BINDING EFFECT OF THE PLAN OF ARRANGEMENT
ARTICLE 3 THE ARRANGEMENT
ARTICLE 4 PAYMENTS
ARTICLE 5 AMENDMENTS
SCHEDULE "B" TO INFORMATION CIRCULAR DATED MARCH 16, 2016
BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES